UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

ANNUAL REPORT ON THE REMUNERATION OF DIRECTORS IN

PUBLICLY TRADED COMPANIES

ISSUER IDENTIFICATION

FINANCIAL YEAR END DATE	31/12/2018

CIF (Tax ID No.):	A-48265169

Registered name:
Banco Bilbao Vizcaya Argentaria, S.A.

Registered address:
Plaza de San Nicolás Nº 4, 48005 (BILBAO)

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ANNUAL REPORT ON THE REMUNERATION OF

DIRECTORS IN PUBLICLY TRADED COMPANIES

A	REMUNERATION POLICY OF THE COMPANY FOR THE CURRENT FINANCIAL YEAR

A.1 Explain the current director remuneration policy applicable to the current financial year. To the extent that it is relevant, certain information may be included in relation to the remuneration policy approved by the General Shareholders’ Meeting, provided that these references are clear, specific and concrete.

A description must be given of the specific determinations for the current financial year, regarding both the remuneration of directors in their status as such and for the performance of their executive functions, which the Board may have made in accordance with the contracts signed with executive directors and with the remuneration policy approved by the General Shareholders’ Meeting.

In any case, the following aspects should be reported:

•	A description of the procedures and company bodies involved in determining and approving the remuneration policy and its terms and conditions.

•	Indicate and, where applicable, explain whether comparable companies have been taken into account in order to establish the company’s remuneration policy.

•	Information on whether any external advisers took part in this process and, where applicable, their identity.

Banco Bilbao Vizcaya Argentaria, S.A. (hereafter “BBVA”, the “Bank” or the “Institution”), has a remuneration policy that applies generally to employees of the Bank and of the companies within its consolidated group (hereafter the “BBVA Group” or the “Group”). This policy was designed by the Board of Directors of the Bank as part of BBVA’s Corporate Governance System, and is based on the following principles:

•	Creating long-term value;

•	Rewarding results attained through prudent and responsible risk-taking;

•	Attracting and retaining the best professionals;

•	Offering rewards in line with level of responsibility and professional career;

•	Ensuring internal equity and external competitiveness;

•	Ensuring transparency of the remuneration model.

On the basis of these principles, BBVA has defined the Group Remuneration Policy, taking into consideration the need to comply with the legal requirements applicable to credit institutions and the different sectors in which it operates, as well as alignment with best market practices, having included items designed to reduce exposure to excessive risks and adjust remuneration to the Group’s targets, values and long-term interests.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In this regard, the Policy is guided by the following premises:

•	It is consistent with and promotes sound and effective risk management, not providing incentives to assume risks beyond the level tolerated by the BBVA Group.

•	It is compatible with the business strategy, objectives, values and long-term interests of the Group, and will include measures to prevent conflicts of interest.

•	It provides a clear distinction between the criteria for determining fixed remuneration and variable remuneration.

As part of the BBVA Group Remuneration Policy, BBVA has a specific policy that applies to those categories of staff whose professional activities have a significant impact on the Group’s risk profile (hereinafter, the “Identified Staff”), including BBVA directors and Senior Management, which is in line with the regulations and recommendations applicable to remuneration schemes for this Staff.

Based on the aforementioned principles, BBVA has a specific remuneration policy for its directors, which was adopted by the General Shareholders’ Meeting held on March 17, 2017 for financial years 2017, 2018 and 2019 (hereinafter the “2017 Directors Remuneration Policy” or the “2017 Policy in force”), designed within the framework of commercial legislation and the specific regulations applicable to credit institutions, and in accordance with the Bylaws, likewise considering best practices and recommendations at the national and international levels. The 2017 Policy in force is fully aligned with regulatory requirements.

During financial year 2019, the Board of Directors, at the Remunerations’ Committee proposal, has deemed advisable to submit the update of the 2017 Policy in force to the General Shareholders’ Meeting, which maintains the same remuneration system contained therein, incorporating the adjustments made to the contractual conditions of the new Group Executive Chairman and Chief Executive Officer (Consejero Delegado) (*), as a result of their new positions and functions, as well as to include several technical improvements, all with the aim of offering shareholders and the market the greatest possible transparency and clarity as regards the remuneration scheme applicable to directors, in the terms indicated hereinafter in this Report.

(*)	Both appointed by resolution of the Board of Directors’ of December, 20, 2018.

Decision-making process for determining and approving the remuneration policy for directors within the framework of the BBVA Corporate Governance System:

BBVA is aware the importance for large institutions of having a system that acts as a guide to the structure and functioning of their corporate bodies in the interests of the Institution and its stakeholders, allowing the creation of long-term value. One of its main premises for achieving this is the existence of a solid and effective Corporate Governance System, to enable an adequate management and supervision of the Institution.

Among the Committees created by the Board of Directors to assist it in its supervisory function, for the purposes of this report, the Remunerations Committee is highlighted as the one that assists the Board in matters regarding remuneration attributed to it by the Board Regulations.

This Committee comprises a minimum of three members appointed by the Board. All members must be non-executive directors and the majority must be independent directors, including the Chair.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Below are the names, positions and statuses of the directors that make up the Remunerations Committee as at the date of this report:

Name and surname	Position	Condition
Belén Garijo López	Chair	Independent
Tomás Alfaro Drake	Member	External
Lourdes Máiz Carro	Member	Independent
Carlos Loring Martínez de Irujo	Member	External
Ana Peralta Moreno	Member	Independent

In accordance with the Board Regulations, the Committee fulfils the following functions:

1.

Propose directors’ remuneration policy to the Board, for its submission to the General Meeting, as regards its items, amounts, and parameters for its determination and its vesting, likewise submitting the corresponding report, in the terms established by applicable law at any time.

2.

Determine, so that they can be reflected in their contracts, the extent and amount of individual remuneration, entitlements and other economic rewards, as well as other contractual conditions of executive directors, submitting the appropriate proposals to the Board.

3.

Yearly submit a proposal to the Board regarding the annual report on the remuneration of the Bank’s directors, which will in turn be submitted to the Annual General Shareholders’ Meeting, in accordance with the applicable legislation.

4.	Propose the remuneration policy of senior managers and other Identified Staff members, for submission to the Board.

5.

Propose the basic conditions of senior managers’ contracts to the Board, and directly supervise the remuneration of senior managers in charge of risk management and compliance functions within the Company.

6.

Oversee observance of the remuneration policy established by the Company and periodically review the remuneration policy applied to members of the Identified Staff, including executive directors and senior managers.

7.	Verify the information on directors and senior managers’ remuneration contained in the different corporate documents, including the annual report on the remuneration of directors.

8.	Any other duties that may have been allocated under these Regulations or attributed by a Board resolution or by applicable legislation.

The Committee carries out its duties with full autonomy as regards its functioning, meets as frequently as is needed to discharge its duties, under the direction of its Chair, having met on five occasions during the year 2017. The Committee may request that persons with tasks within the Group organisation that are related to the Committee’s duties attend its sessions, and may also obtain advice as necessary to form opinions within its remit.

As such, the BBVA Corporate Governance System has been configured so that, in general, proposals concerning remuneration that are submitted to the Bank’s Board of Directors for consideration arise from the Remunerations Committee, which analyses them in advance.

As part of the decision-making process for remuneration matters, the Remunerations Committee works alongside the Board’s Risk Committee, which, in accordance with Article 39 of the Regulations of the Board, participates in the establishment of the remuneration policy by verifying that it is consistent with sound and effective risk management and does not provide incentives for risk-taking beyond the level tolerated by the Institution.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Thus, in performing its functions, the Committee examines the Remuneration Policy for BBVA Directors on an ongoing basis.

For the purposes of assessing and determining the appropriateness of updating the 2017 Policy in force, the Committee has been assisted by BBVA’s internal services and by the independent advice provided by two leading consultancy firms in the field of directors and senior management compensation: Willis Towers Watson, as regards market analyses and comparisons; and J&A Garrigues, S.L.P., pertaining the legal analysis of the pol.

In this regard, and using the advice referred to above, in the updating the 2017 Policy in force and, notably, when setting out the contractual conditions for the Group Executive Chairman and Chief Executive Officer, the Remunerations Committee has analyzed compensations in place for similar positions in the main international financial companies, including those that make up BBVA’s peer group for remuneration purposes, the details of which are included as annex I to this Report.

In accordance with the above, at the proposal of the Remunerations Committee, the Board of Directors submits a new BBVA Directors Remuneration Policy for financial years 2019, 2020 and 2021 (hereinafter, the “Directors Remuneration Policy for the financial years 2019, 2020 and 2021” or the “2019–2021 Policy”).

All of the above ensures an appropriate decision-making process regarding remuneration, as reflected in the Remunerations Committee Report accompanying the 2019–2021 Policy, both documents having been made available to shareholders simultaneously with this Annual Remunerations Report.

The implementation of the 2019–2021 Policy for the current financial year is detailed in the following sections of Part A of this Report.

•

Relative importance of variable remuneration components with regard to fixed remuneration components (remuneration mix) and the criteria and objectives taken into consideration in their determination and to guarantee a suitable balance between the fixed and variable components of the remuneration. In particular, indicate the actions taken by the company in relation to the remuneration system to reduce exposure to excessive risks and to adapt it to the company’s long-term objectives, values and interests, which will include, where applicable, a reference to the planned measures to guarantee that the long-term results of the company are taken into account in the remuneration policy, the measures taken in relation to those categories of staff whose professional activities have a material impact on the company’s risk profile and the measures taken to avoid conflicts of interest, where applicable.

Furthermore, indicate whether the company has established any period for the accrual or consolidation of certain variable remuneration components, in cash, shares or other financial instruments, a deferral period in the payment of amounts or the delivery of accrued and consolidated financial instruments, or if any clause exists reducing the deferred remuneration or that obliges the director to return remuneration received, when such remuneration has been based on certain figures that have clearly been shown to be inaccurate has been agreed.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In accordance with the BBVA Bylaws, the current Policy distinguishes between the remuneration system applicable to non-executive directors and the system applicable to executive directors.

As regards non-executive directors, their remuneration system is based on the responsibility, dedication and incompatibilities inherent to the role they perform, and consists exclusively of fixed elements, which are described in the following section of this report. Non-executive directors do not receive any form of variable remuneration, and their system is described in Section 4.2 of the 2019–2021 Policy and explained in further detail in Section A of this report.

Executive directors, on the other hand, have a remuneration system which is defined in accordance with best market practices, , which concepts are included in Article 50 bis of the Bylaws and correspond to those generally applicable to members of BBVA’s Senior Management. The fixed and variable elements that make up the remuneration for executive directors are described in Section 4.3 of the 2019–2021 Policy and explained in further detail in Section A of this Report.

As explained, on the basis of the principles of the BBVA Group Remuneration Policy, geared towards recurring generation of value for the Group and towards alignment of the interests of its employees and shareholders with sound risk management, BBVA has a specific policy applicable to the Identified Staff.

The main characteristics of this policy designed to reduce exposure to excessive risks and adjust the remuneration of members of the Identified Staff (among which executive directors and members of the Senior Management are included) to the Group’s targets, values and long-term interests are detailed below:

i.	Balance between fixed and variable remuneration

In the total remuneration, the fixed and variable components will be properly balanced, in accordance with the provisions of the applicable regulations, allowing a fully flexible policy regarding the payment of variable components, which may lead to these being reduced, even in its entirety.

In this regard, the Bank has established “target” ratios between fixed and variable remuneration, taking into account the functions undertaken and their impact on the Group’s risk profile, adapted in each case to the existing reality in the different countries or functions.

In regard to executive directors, the Board of Directors has established several “target” ratios between the Annual Fixed Remuneration and the “target” Annual Variable Remuneration for executive directors, which take into account the fulfilment of the role of each executive director and their impact on the Group’s risk profile, and are in keeping with the general ratios established for the other members of the Identified Staff.

For the term of the 2019–2021 Policy, the “target” ratios established for executive directors will remain unchanged with regard to the “target” ratios established in the 2017 Policy in force, and are as follows:

Executive Director	Annual Fixed Remuneration	Target Annual Variable Remuneration
Group Executive Chairman	45%	55%
Chief Executive Officer	45%	55%
Head of GE&PA*	70%	30%

*	Head of Global Economics and Public Affairs

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ii.	Determination and award of variable remuneration

The variable remuneration of Identified Staff members will be linked to the extent to which targets are met. This includes both financial and non-financial targets, as previously established and defined at the Group, area and individual levels, based on effective risk management and taking into account the Group’s long-term interests.

Under no circumstances will variable remuneration limit the Group’s capacity to reinforce its capital base in accordance with regulatory requirements, and it will take into account current and future risks.

The current incentive model establishes that variable remuneration will only be paid if BBVA fulfils the capital requirements established by the regulator and with a minimum threshold of net attributable profit.

Similarly, variable remuneration for the Identified Staff for each financial year will be subject to ex-ante adjustments in such a way that it will be reduced at the time of a performance evaluation if there is a negative performance in the Group’s results or other parameters, such as the degree of attainment of budgeted targets.

The Annual Variable Remuneration (“AVR”) for the Identified Staff, in the same manner as executive directors’, is based on a single incentive awarded annually, which reflects their performance measured on the basis of the level of achievement of budgeted targets, and will be calculated on the basis of:

✓	Annual performance indicators (financial and non-financial), which take into account current and future risks, as well as the strategic priorities defined by the Group;

✓	The corresponding scales of achievement, according to the weighting assigned to each indicator; and

✓	A “target” annual variable remuneration, corresponding to the Annual Variable Remuneration amount in the event that 100% of the targets are met.

iii.	Specific settlement and payment system

The AVR, calculated in accordance with the foregoing, will be paid, if the conditions are met, subject to the settlement and payment rules detailed below, and with the following conditions applicable to executive directors and members of the Senior Management:

•

A substantial portion of the AVR (50%) will be established in BBVA shares. For executive directors and Senior Management, this percentage will be set at 50% of the upfront portion and 60% of the deferred portion.

•

40% of the AVR for members of the Identified Staff and 60% for executive directors, senior managers and those members of the Identified Staff with particularly high variable remuneration amounts will be deferred for a period of three years for members of the Identified Staff and for five years for executive directors and Senior Management.

•

The deferred portion of the AVR may be reduced (ex post adjustments), even in its entirety, but never increased, in accordance with the result of the multi-year indicators, that are the same for all Identified Staff members. These indicators relate to the Group’s solvency, liquidity, profitability and recurrence of results, taking into consideration the threshold considered by the Board of Directors for each of these parameters over a time frame of three years.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•

Furthermore, the total AVR for Identified Staff members will be subject to reduction and recovery arrangements (malus and clawback) during the entire deferral and withholding periods, the full content of said arrangements having been set out in the Directors Remuneration Policy and being equally applicable to the rest of the Identified Staff.

•

Shares received as AVR will be withheld for a period of one year after delivery (except for the shares to be transferred, where applicable, in order to honour the payment of taxes accrued upon delivery) and will not be subject to updating.

•	No personal hedging strategies or insurance may be used in connection with the remuneration and responsibility that may undermine the effects of alignment with sound risk management.

•

Lastly, the variable component of the remuneration for a financial year will be limited to 100% of the fixed component of the total remuneration (unless the Meeting resolves to increase this percentage up to a maximum of 200%).

•	Amount and nature of the fixed components that are expected to accrue for directors in their capacity as such during the financial year.

The remuneration system for non-executive directors, pursuant to Article 33 bis of the Bylaws, is based on the criteria of responsibility, dedication and incompatibilities inherent to the role that they undertake and is made up of fixed remuneration that comprises the following items:

i.

An annual allocation in cash, to be determined by the Board of Directors, taking into account the conditions applicable to each director, the functions and responsibilities allocated thereto by the Board and their membership of the various Committees, which may give rise to different remuneration for each of the non-executive directors; the Board likewise being responsible for determining the frequency and method of payment of the remuneration.

It is upon the General Meeting to set the amount of the global annual allocation that the Bank can pay to all of its directions acting in such capacity, with the Board being responsible for distributing this amount, and thus entitled to reduce it if it deems it appropriate. To this end, the General Meeting held in 2012 agreed to set the annual allocation at EUR 6 million, figure that will be maintained until the General Meeting resolves to change it, expressly excluding executive director’s remuneration from this amount, for it will be governed by what is established in article 50 bis of the Bylaws,

Non-executive directors will therefore receive a fixed annual amount in cash for their directorship and as member of the various Committees, as well as for their performance of any other functions or responsibilities that they may be attributed within the framework of the Bank’s Corporate Governance System.

In accordance with the foregoing, the Board of Directors, at the proposal of the Remunerations Committee, may establish a different remuneration associated with the membership to the various Board Committees, the role of Chair of said Committees, or the role of Lead Independent Director.

The relative amount of the remuneration will be set by the Board, at the Remunerations Committee proposal, according to the nature of the functions attributed and the dedication rand responsibility required in each case.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

As of the date of this Report, the allocations for non-executive directors are those established in the 2017 Policy in force, which are detailed in section D. These amounts have not been updated since financial year 2007, with the exception of the allocations set for the Technology and Cybersecurity Committee in 2016 as a result of its creation.

Non-executive directors may also be beneficiaries of accident and healthcare insurance policies taken out by the Bank, which pays the corresponding premiums. These policies are allocated to the directors as remuneration in kind, as outlined later.

ii.

A remuneration system in BBVA shares with deferred delivery, approved by the General Meeting. This system consists of an annual allocation to non-executive directors, as part of their fixed remuneration, of a number of BBVA’s “theoretical shares”, for effective delivery, as applicable, after they leave directorship on any grounds other than serious dereliction of duties.

The number of annual “theoretical shares” allocated to each non-executive director will be equivalent to 20% their total cash remuneration the previous year, using the average closing prices of BBVA shares during the 60 trading sessions prior to the dates of the respective Ordinary General Shareholders’ Meetings that approved the financial statements for each financial year as a reference to calculate the number of “theoretical shares”.

•	Amount and nature of fixed components that are due to be accrued during the financial year for the performance of senior management functions of executive directors.

The executive directors have a remuneration system of its own, distinct from that of non-executive directors, which concepts are included in Article 50 bis of the Bylaws and correspond to those generally applicable to members of the Bank’s Senior Management.

The fixed remuneration of executive directors considers their level of responsibility and the functions performed, and constitutes a significant proportion of their total compensation. The fixed remuneration comprises the salary or basic annual remuneration (the “Annual Fixed Remuneration” or “AFR”), and may include other elements, such as benefits or remuneration in kind, in line with those that may be recognized to the Senior Management.

The Annual Fixed Remuneration of each executive director will be determined by the Remunerations Committee and submitted to the Board of Directors for approval.

To determine this and any possible updates thereto, the Remunerations Committee will take into account the assigned functions and level of responsibility each executive director. It will also consider market analyses performed by leading independent compensation consultancy firms, in order to establish remunerations that are appropriate to the functions performed as well as competitive in the market and aligned with that of comparable entities. Other factors will likewise be considered, such as average increases of the remuneration of members of the Senior Management.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Pursuant to the above, the Board of Directors, at the proposal of the Remunerations Committee, resolved to approve the following Annual Fixed Remuneration for executive directors for financial year 2019, as set out in section 4.2 of the BBVA Directors Remuneration Policy for financial years 2019, 2020 and 2021, which is submitted to the General Meeting for approval:

•	Carlos Torres Vila: EUR 2,453 thousand

•	Onur Genç: EUR 2,179 thousand

•	José Manuel González-Páramo Martínez-Murillo: EUR 834 thousand

These amounts will remain fixed so long as the Board of Directors does not resolve to update them, where applicable, in accordance with the criteria mentioned above.

In any case, the Annual Fixed Remuneration of each executive director may not be subject, during the term of the Policy, to an increase greater that an annual average of 5% with respect of the Annual Fixed Remuneration established in the 2019-2021 Policy, save that, in application of the regulations, requirements or supervisory recommendations an adjustment their remuneration mix is deemed necessary, in any case without increasing an increase in the total remuneration.

•	Amount and nature of any component of remuneration in kind that will be accrued during the financial year including, but not limited to, insurance premiums paid to the director.

As set out in the 2017 Policy in force, the executive and non-executive directors may be beneficiaries of accident and healthcare insurance policies to be taken out by the Bank, which will pay the corresponding premiums and will be allocated to directors as remuneration in kind.

The amounts paid to directors for these concepts in the corresponding financial year will be included yearly in the Annual Report on the Remuneration of Directors.

The Bank also pays executive directors benefits that are generally applicable to the Bank’s Senior Management, the amounts of which will also be stated every year in this Report.

•

Amount and nature of the variable components, differentiating between those set out for the short and long term. Financial and non-financial parameters—the latter including social, environmental and climate change parameters—selected to calculate variable remuneration for the current financial year, with explanation of the extent to which such parameters are related to performance both of the director and of the Bank and with its risk profile, methodology, time required and techniques set out in order to determine, at the end of the course of the financial year, the degree of compliance with the parameters used to design the variable remuneration.

Indicate the range in monetary terms of the various variable components in accordance with the degree of compliance with the targets and parameters set, and if there is an absolute monetary amount.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

As already indicated in this report, non-executive directors do not receive variable remuneration.

For executive directors, as described in section A earlier in this report, annual variable remuneration (“AVR”) is based on an incentive awarded annually that reflects their performance on the basis of the level of achievement of the targets established to measure the results obtained in each financial year, on the basis of the strategic priorities defined by the Group and considering the risk incurred.

The AVR for each director will be calculated on the basis of:

•

Annual performance indicators (financial and non-financial), which take into account current and future risks, as well as the strategic priorities defined by the Group (the “Annual Performance Indicators”);

•	The corresponding scales of achievement, according to the weighting assigned to each indicator and depending on the targets established for each of them;

•	A “target” annual variable remuneration, representing the sum of annual variable remuneration if 100% of the targets set are achieved (“Target Annual Variable Remuneration”).

All the above as established each year by the Board of Directors, at the proposal of the Remunerations Committee.

Therefore, in order to determine the AVR for financial year 2019, at the proposal of the Remunerations Committee, the Board has established the following annual performance indicators and their respective weightings:

Annual performance indicators	Group Executive Chairman Carlos Torres Vila	Chief Executive Officer Onur Genç	Head of GE&PA José Manuel González- Páramo Martínez-Murillo
Net Attributable Profit excluding corporate transactions	10%	20%	10%
Tangible Book Value (TBV)	10%	10%	10%
Return on Regulatory Capital (RORC)	15%	15%	15%
Efficiency Ratio	15%	15%	10%
Customer Satisfaction (IReNe)	10%	15%	15%
Digital Sales	10%	10%	10%
Individual indicators	30%	15%	30%

The indicators “Net Attributable Profit excluding corporate operations”, “RORC”, “Efficiency Ratio” and “IreNe” have been maintained, and two new indicators have been incorporated: “Tangible Book Value” and “Digital Sales”. Likewise, individual indicators have been included for all executive directors.

The inclusion of the “Tangible Book Value” indicator as a metric to determine the AVR implies the incorporation of a new metric to measure value creation for shareholders. At the same time, the RAROEC indicator has been removed to avoid duplication with the RORC indicator, following the entry into force of IFRS 9. Likewise, the indicator “Digital Sales” has been included as a key management metric.

The non-financial indicators are related to the degree of customer satisfaction and with individual targets of each director, related to specific dimensions associated with the responsibilities and functions of each executive director. These include indicators linked to employee satisfaction, the internal customer, sustainability and others related to the Bank’s strategic transformation.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The resulting amount will constitute the AVR of each executive director for 2019, and will be subject to the conditions of the settlement and payment system set out in the 2017 Policy in force, as summarized below:

Ex-ante adjustments:

•	AVR for the executive directors will not accrue, or will accrue in a reduced amount, if certain levels of profit and capital ratio are not achieved.

•

Likewise, the AVR will be reduced at the time of a performance evaluation in the event of a negative performance of the Bank’s results or other parameters, such as the level of attainment of budgeted targets.

Deferral and payment in shares:

40% of the AVR (the “Upfront Portion”) will be paid, in general and if conditions are met, in the first quarter of the financial year following the year to which it corresponds; the remaining 60% will be deferred over a period of five years, subject to the multi-year performance indicators (the “Deferred portion “); the Deferred Portion will be paid, if conditions are met, in accordance with the following payment schedule: 60% of the Deferred Portion after the third year of deferral, 20% after the fourth year of deferral and the remaining 20% after the fifth year of deferral.

The Upfront Portion will be paid in equal parts in cash and BBVA shares, and the Deferred Portion will be paid 40% in cash and 60% in shares.

Ex-post adjustments:

The Deferred Portion of the AVR may be reduced, even in its entirety, on the basis of the multi-year performance indicators aligned with the core risk management and control metrics of the Group, related to its solvency, capital, liquidity, funding or profitability, or to share-price evolution and recurrence in the Group’s results (the “Multi-year Performance Indicators”), approved by the Board on the proposal of the Remunerations Committee and prior analysis by the Risk Committee, which ensures that they are appropriate in terms of aligning deferred remuneration with prudent risk management.

For 2019, the Multi-Year Performance Indicators approved by the Board remain unchanged from those approved for the AVR of the previous financial year, except for the indicator “Economic Adequacy”, which has been removed to further simplify the scheme:

2019 Multi-Year Performance Indicators	Weighting
Common Equity Tier 1 (CET1) Fully Loaded	40%
Loan to Stable Customer Deposits (LtSCD)	10%
Liquidity Coverage Ratio (LCR)	10%
Return on Equity (ROE)	20%
(Operating Income – Loan-Loss provisions) / Average Total Assets	10%
Total Shareholder Return (TSR)	10%

These indicators will have scales of achievement associated to them, which will be approved once the 2019 AVR has been determined (in 2020), so that, should the targets established for each one not be obtained in the three-year measurement period, these indicators may reduce the Deferred Portion of the 2019 AVR, or even lead to its entire forfeiture, but may never increase it.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Malus and Clawback:

The entire AVR for executive directors in 2019 will be subject to variable remuneration reduction and recovery arrangements (“malus” and “clawback”) in the same terms applicable to the remaining Identified Staff members, in the terms stated in the 2019-2021 Policy. These clauses will remain in force during the entire deferral and withholding periods of the Deferred Portion of 2019 AVR (6 years for executive directors and Senior Management).

In addition to the above, in accordance with the settlement and payment system for the AVR:

•	The shares received as AVR will be withheld for a period of one year after their delivery. This does not apply to shares transferred to honour the payment of taxes arising from their delivery.

•	No personal hedging strategies or insurance may be used in connection with remuneration and responsibility that may undermine the effects of alignment with sound risk management.

•

The Deferred Portion in cash may be updated by applying the consumer price index (CPI) measured as year-on-year change in prices, or any other criteria established for such purpose by the Board of Directors.

•	The variable component of remuneration will be limited to 100% of the fixed component of total remuneration, unless the General Meeting resolves to increase this percentage up to a maximum of 200%.

Additionally, executive directors may not transfer a number of shares equivalent to twice their Annual Fixed Remuneration for at least three years after their delivery, as established in Recommendation 62 of the Good Governance Code, approved by the CNMV (National Securities Market Commission).

•

Main characteristics of the long-term saving systems. Among other information, state the contingencies covered by the system, whether through defined contributions or benefits, the annual contribution that needs to be made to the defined contribution system, the benefits directors are entitled to in the event of defined benefit systems, the conditions under which economic rights are consolidated for directors and their compatibility with any other type of payment or severance pay as a result of the early termination or dismissal of the director, or deriving from the termination of the contractual relation, in the terms provided, between the company and the director.

State if the accrual or consolidation of any of the long-term savings plans is linked to achieving certain objectives or parameters related to the short- or long-term performance of the director.

The Bank has not made pension commitments with non-executive directors.

For executive directors, as established in the 2019-2021 Policy, the Bank has undertaken pension commitments to cover disability and death contingencies for executive directors and maintains its retirement commitments with Carlos Torres Vila and José Manuel González-Páramo Martínez-Murillo.

The pension commitments undertaken by the Bank to cover the retirement of these executive directors include the following main features, which are in line with those applicable to the rest of Senior Management:

•	They are defined contribution schemes.

•	They do not provide for the possibility of receiving the retirement pension in advance.

•	15% of the agreed annual contributions are considered “discretionary pension benefits”, as established in applicable regulations.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

For the Group Executive Chairman, Carlos Torres Vila, at the proposal of the Remunerations Committee, the Board of Directors resolved to maintain the pension framework that he was previously acknowledged in his position as CEO to cover retirement, having agreed not to update, for 2019, the amount of the annual pension contribution established in 2017 at EUR 1,642.

This retirement pension framework is based on the following:

•

He is eligible to receive a retirement pension when he reaches the legally established retirement age, the amount of which will be determined by the sum of the contributions made by the Bank and the corresponding yields until said date, paid as income or capital, provided that he does not leave his position due to serious breach of duties. In the event the contractual relationship terminates before he reaches retirement age for reason other than serious breach of duties, he will retain his right to the pension, which will be calculated on the basis of all the contributions made by the Bank up to that date, plus the corresponding cumulative yield, without the Bank having to make any further contributions.

•

The amount of the annual contribution to this system stands at EUR 1,642 thousand, determined on the basis of the benefits committed in accordance with his previous defined-benefit system and in consideration of the provision made up to 2016 by the Bank to cover said commitment.

•

The amount of the annual contribution to this benefits scheme may be updated by the Board of Directors during the term of this Policy, in the same terms as established for the updating for the Annual Fixed Remuneration.

•

15% of the aforementioned agreed annual contributions to the pension commitments will be based on variable components and will be considered “discretionary pension benefits”, subject to the conditions regarding delivery in shares, withholding and recovery established for these types of benefits in the applicable regulations, as well as any conditions concerning variable remuneration that may be applicable in accordance with this Policy.

As regards José Manuel González-Páramo Martínez-Murillo, he also retains his pension framework under the same terms as were applicable under the previous Policy. Thus, with regard to the pension commitments:

•

He is eligible to receive a retirement pension when he reaches the legal retirement age, the amount of which will be the result of the accumulated annual contributions and their corresponding yields until said date. For this purpose, the contributions for each financial year will be determined by applying 30% to the Annual Fixed Remuneration.

•

He will be entitled, when he reaches retirement age, to receive the pension resulting from the contributions made by the Bank in accordance with the terms indicated, paid as income or in capital, provided that he does not leave his position due to serious breach of duties. In the event the contractual relationship terminates at his own choice before he reaches retirement age, the pension will be limited to 50% of the Bank’s contributions up to that date. The Bank’s contributions will, in any case, cease on termination.

•

15% of the aforementioned agreed annual contributions to the pension commitments will be based on variable components and will be considered “discretionary pension benefits”, subject to the conditions regarding delivery in shares, withholding and recovery established for these types of benefits in the applicable regulations, as well as any conditions concerning variable remuneration that may be applicable in accordance with this Policy.

The Bank has not assumed retirement commitments with Onur Genç.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Death and disability:

The Bank has taken up commitments to cover death and disability contingencies for the three executive directors.

As regards Carlos Torres Vila, he retains the benefits framework he received in his position as Chief Executive Officer, as follows:

•

In the event of death while performing his role, Carlos Torres Vila is entitled to an annual widow’s pension and an annual orphan’s pension for each of his children until they reach 25 years of age, of an amount equivalent to 70% and 25% (40% in the event of total orphanhood), respectively, of the Annual Fixed Remuneration, which payment shall be made using the total fund accumulated for the retirement pension at that time, with the Bank asssuming the corresponding annual insurance premiums to top up the benefit coverage. The cumulative benefits of the widow’s and orphan’s pension may not exceed 150% of the Annual Fixed Remuneration.

•

He is also eligible to receive an annual pension, of an amount equivalent to the Annual Fixed Remuneration, should he suffer total or absolute permanent disability while performing his role. In the event of death, this amount will revert to his spouse and children in the percentages mentioned above with reversion limited in any event to the disability benefit. Payment shall be made firstly from the total fund accumulated for the retirement pension at that time, with the Bank assuming the corresponding annual insurance premiums in order to top up the benefit coverage.

José Manuel González-Páramo Martínez-Murillo also retains his pension framework to cover death and disability contingencies, as follows:

•

In the event of death while performing his role, he is entitled to an annual widow’s pension and an annual orphan’s pension for each of his children until they reach 25 years of age, the equivalent of 50% and 20% (30% in the event of total orphanhood) respectively of the Annual Fixed Remuneration of the previous 12 months, paid from the total fund accumulated for the retirement pension at that time, with the Bank assuming the corresponding annual insurance premiums to top up the benefit coverage. The cumulative benefits of the widow’s and orphan’s pension may not exceed 100% of the Annual Fixed Remuneration for the previous 12 months.

•

He is also entitled to receive an annual pension, of an amount equivalent to 46% of the Annual Fixed Remuneration for the previous 12 months, if he suffers total or absolute permanent disability while performing his role. In the event of death, this amount will revert to his spouse and children in the percentages mentioned above with reversion limited in any event to the incapacity benefit. Payment shall be made first from the total fund accumulated for the retirement pension at that time, with the Bank assuming payment of the corresponding annual insurance premiums in order to top up the benefit coverage.

As regards Onur Genç, the Bank has not made any retirement commitments, but has undertaken commitments to cover disability and death contingencies from 1 January 2019 in the terms detailed below:

•

In the event of death while performing his role, he is entitled to an annual widow’s pension and an annual orphan’s pension for each of his children until they reach 25 years of age, the equivalent of 50% and 20% (30% in the event of total orphanhood) respectively of the Annual Fixed Remuneration of the 12 months prior to death, with the Bank assuming payment of the corresponding annual insurance premiums to guarantee the benefit coverage. The cumulative benefits of the widow’s and orphan’s pension may not exceed 100% of the Annual Fixed Remuneration for the previous 12 months.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•

He is also eligible to receive an annual pension, of an amount equivalent to 62% of the Annual Fixed Remuneration for the previous 12 months, if he suffers total or absolute permanent disability while performing his role. In the event of death, this amount will revert to his spouse and children in the percentages mentioned above, with reversion limited in any event to the disability benefit, with the Bank assuming payment of the corresponding annual insurance premiums to guarantee the benefit coverage.

•

Any type of payment or severance pay for early termination or dismissal of the director, or deriving from the termination of the contractual relationship between the company and the director under the terms provided. This includes both voluntary resignation of the director or dismissal of the director by the company and includes any agreements reached, such as exclusivity, post-contract non-compete, tenure or loyalty pacts, which entitle the director to any type of remuneration.

The Bank has no severance payment commitments towards directors.

Please refer to the following section for the conditions of the executive director contracts.

•

Indicate the conditions that must be included in the contracts for individuals in Senior Management roles, such as executive directors. Information will be provided regarding the duration, limits to the amount of compensation, tenure clauses and notice periods, for example, in addition to severance payments and any other clauses relating to hiring bonuses, indemnity or ring-fencing severance clauses, for early termination or termination of the contractual relationship between the company and the executive director. Include, for example, non-compete, exclusivity, tenure or loyalty pacts or agreements, in addition to post-contract non-compete pacts and agreements, unless otherwise stated in the previous section.

The remunerations, rights and other economic rewards of each executive director are determined in their respective contracts, which are approved by the Board of Directors at the proposal of the Remunerations Committee.

Contracts of the executive directors are of indefinite duration, and do not stipulate any notice period, or tenure or loyalty clauses.

The specific determinations relating to fixed and variable remuneration, as well as to pension systems for executive directors, are detailed in the corresponding sections of Section A of this report.

The Bank has no commitments to provide severance indemnity to executive directors.

For executive directors, their contractual framework includes a post-contractual non-compete clause for a period of two (2) years after they cease as BBVA executive directors, for which they will receive remuneration of an amount equivalent to one Annual Fixed Remuneration for each year of duration of the agreement, provided that they leave their position as executive directors for reasons other than retirement, disability or serious breach of duties.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•

The nature and estimated amount of any other additional remuneration that will be accrued by directors over the current financial year as compensation for services provided in addition to those relating to their roles.

BBVA directors will not accrue any remuneration in this regard.

•	Other remuneration components such as advances, credits and guarantees granted to the director by the company, as applicable.

BBVA directors will not accrue any remuneration in this regard.

•

The nature and estimated amount of any other additional remuneration accrued by directors over the course of the current financial year that are not included in previous sections, whether paid by the entity or Group entity.

When determining the current Chief Executive Officer’s remuneration conditions, the Board of Directors has taken into consideration both the functions associated with his position – taking into account the corresponding analysis and market comparisons – as well as his status as senior executive with international responsibilities, in accordance with the Group’s international mobility policy, which takes into consideration issues such as living expenses, tax rates and other circumstances related to a change in geographical location.

In accordance with the above, Onur Genç has been acknowledged the following fixed allowances:

•	An annual cash amount, in lieu of a retirement pension, of an amount equivalent to 30 percent the Annual Fixed Remuneration in force at any given time.

•

An annual cash amount, as mobility allowance, in line with commitments undertaken with other expatriate members of the Bank’s Senior Management, the amount of which has been established at EUR 600 thousand per year for the entire term of the 2019–2021 Policy.

A.2 Explain any significant change in the remuneration policy, applicable in the current financial year resulting from:

•	A new policy or a change in policy that has already been approved by the Meeting.

•

Significant changes to the specific determinations established by the Board for the current financial year regarding the remuneration policy in force with respect to those applied in the previous financial year.

•

Proposals that the Board of Directors has agreed to submit to the General Shareholders’ Meeting, to which this annual report will be submitted, and which are proposed to be applicable to the current financial year.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

As detailed in Part A of this report, the Board of Directors, at the proposal of the Remunerations Committee, submitted a new Remuneration Policy for BBVA Directors for financial years 2019, 2020 and 2021 for the consideration of the General Shareholders’ Meeting. This proposal upholds the same principles and the same remuneration system for directors as detailed in the current Policy, and includes the updated contractual conditions of the Group Executive Chairman (Carlos Torres Vila) and the new conditions set out for the Chief Executive Officer (Onur Genç), in light of their new roles and responsibilities, along with certain technical improvements.

In this regard, the 2019–2021 Policy includes the new amounts of Annual Fixed Remuneration set for the Group Executive Chairman and Chief Executive Officer, as well as the benefits framework and other commitments undertaken with the Chief Executive Officer.

A.3 Identify the direct link to the document where the company’s current remunerations policy is posted, which must be available on the company website.

https://shareholdersandinvestors.bbva.com/TLBB/fbinir/mult/directorsremuneration_tcm927-554636.pdf

A.4 Explain, taking into account the data provided in Section B.4, the outcome of the shareholders’ vote in the General Shareholders’ Meeting, which was consultative in nature, on the annual corporate governance report for the previous financial year.

Agreements on remuneration matters proposed during previous General Shareholders’ Meetings have repeatedly received significant support from BBVA shareholders, with votes in favor surpassing 95% in recent years, both regarding remuneration policy for directors and the Annual Report on the Remuneration of Directors.

In particular, the Annual Report on the Remuneration of Directors for financial year 2017 was backed by 95.40% of votes at the General Shareholders’ Meeting held on 16 March 2018, which demonstrates BBVA shareholders’ support of remuneration matters raised at the Meetings.

B	GLOBAL SUMMARY OF HOW THE REMUNERATION POLICY WAS APPLIED IN THE FINANCIAL YEAR CLOSED

B.1 Explain the process followed to implement the remunerations policy and determine the individual remunerations, as reflected in Section C of this report. This information will include the role played by the Remunerations Committee, the decisions taken by the Board of Directors and, where appropriate, the identity and role of external advisers whose services have been used in the process of implementing the remuneration policy during the financial year ended.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

As set out in Section A.1 above, the Board of Directors is the body in charge of adopting decisions regarding the remuneration of directors within the framework of the applicable Remuneration Policy for BBVA Directors.

In 2018, the Remunerations Committee’s work has focused on the performance of duties assigned by the Board Regulations, which main task is assisting the Board on matters relating to the remuneration policies for directors, senior managers and other employees that make up the BBVA Group’s Identified Staff.

Thus, in exercising its duties, in application of the 2017 Policy in force and with a view to determining individual remunerations, the Committee has carried out the work detailed in section D of this Report, making the corresponding proposals to the Board, where appropriate.

All of the referred matters carried out by the Committee, together with other matters within its remit, have been included in the Remunerations Committee’s Activity Report for financial year 2018, which is made available to shareholders on the Bank’s website (www.bbva.com).

B.2 Explain the different actions taken by the company in relation to the remuneration system, in addition to how these actions have contributed to reducing exposure to excessive risks and allow the system to be adapted to the company’s long-term objectives, values and interests. This explanation should include a reference to the measures adopted in order to guarantee that accrued remuneration has been included in the company’s long-term results, in addition to showing that a suitable balance between the fixed and variable components of the remuneration has been attained. It should also include the measures that have been adopted in relation to the categories of staff whose professional activities have a material impact on the company’s risk profile and the measures adopted to avoid conflicts of interest, where applicable.

The actions taken by the Company with regard to the remuneration system in order to reduce exposure to excessive risks and adjust remuneration with long-term interests, have been detailed in Section A of the report, as part of the description of the variable remuneration system applicable to the Identified Staff and executive directors, including the specific rules for the settlement and payment of the AVR.

In turn, the explanation on how said system has contributed to reducing exposure to excessive risks and adjusting remuneration in line with the Company’s long-term objectives, values and interests, including the link between the accrued remuneration and the company’s results, is detailed in the section below.

B.3 Explain how the remuneration accrued over the financial year meets the provisions in the current remuneration policy.

In addition, report on the relationship between the remuneration obtained by the directors and the company’s results or other performance measures in both the short and the long term, explaining, where applicable, how the variations in the company’s

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

performance have influenced changes in the remuneration of directors, including accrued amounts where the payment is deferred, and how these contribute to the company’s long- and short-term results.

The fixed remunerations of directors have accrued in accordance with the 2017 Policy in force, which implementation process has been detailed in Section B.1.

Non-executive directors do not receive variable remuneration of any kind.

As regards executive directors, their remuneration system includes the right to variable remuneration, which is based on an incentive awarded on an annual basis and which reflects their performance measured on the basis of the achievement of targets established to measure the results obtained in each financial year, based on the strategic priorities defined by the Group and taking into account the risk incurred.

Thus, the 2017 Policy in force takes envisages that executive directors receive an AVR, the accrual for which is subject to ex-ante adjustments and the amount of which is obtained from the targets linked to financial and non-financial indicators established at the start of the financial year, and in accordance with the associated scales and weightings for each indicator. Thus, the variable remuneration to be received by executive directors is linked to the BBVA Group’s performance and varies accordingly.

The nature and main characteristics of the variable component of the executive directors’ remuneration accrued during the 2018 financial year are described in greater detail in Section B.7.

Therefore, the application of the scales of achievement defined for each annual indicator, based on the targets set, has determined the amount of the AVR for executive directors for 2018: Accordingly, the variations in the Company’s performance has influenced the determination of the variable remuneration as follows:

During the 2018 financial year, BBVA Group generated a Net Attributable Profit of EUR 5,324 million, an increase of 51.3% compared to the previous financial year. This Attributable Profit includes the result of corporate transactions generated by capital gains and other expenses associated with the sale of BBVA Chile, for the amount of EUR 623 million net of tax.

To calculate the results of the annual financial performance indicators that are part of the remuneration system for executive directors and are used to determine the AVR for 2018, the impact of the above has not been considered, as it was the result of operations or circumstances that the Bank considers to be outside of the Group’s ordinary management.

The result and evolution of the annual indicators set to determine the AVR for executive directors for 2018 has therefore been positive, representing increases compared to the previous year in the four financial indicators (Attributable Profit, RORC, RAROEC and Efficiency Ratio). Of particular note is the good performance of recurring revenue, and lower loan-loss provisions, which offset the lower contribution from net trading income (NTI) compared with the same period the previous year.

Despite increases in the four financial indicators compared to the previous year, the levels of achievement for Attributable Profit, RORC and Efficiency Ratio are below the target set for the financial year. This is mainly due to the economic instability in Turkey and Argentina, whose behavior is affected by changes to exchange rates and the negative impact of hyperinflation accounting in Argentina.

With regard to the Customer Satisfaction (IReNe) indicator that forms part of

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

the non-financial indicators, there has been an improvement in almost all regions compared to the other competing financial institutions, resulting in a level of achievement of 99.1.

In accordance with the foregoing, the AVR for executive directors is linked to the Group’s financial and non-financial results.

On the other hand, in accordance with the remuneration policy for executive directors applicable during financial year 2015, approved by the General Shareholders’ Meeting held on 13 March 2015, 50% of the AVR for those who were directors in that financial year was deferred for three years, in line with the settlement and payment system in place at that time, and subject to compliance with a series of multi-year performance indicators linked to share-price and the evolution of the Group’s core control and risk management metrics, relating to solvency, liquidity and profitability.

As described in more detail in Section B.7, once 2018 ended and following the expiry of the deferral period and measurement of the multi-year performance indicators approved for the deferred 2015 AVR, the deferred AVR for executive directors for financial year 2015 has been determined, based on the targets and scales established for these indicators.

Thus, the solvency, liquidity and profitability indicators established for 2015 have achieved the objectives established, with the exception of the TSR indicator, whose scale has determined the loss of 10% of the deferred amount associated with this indicator, as a result of BBVA having been positioned in 9th position of the established scale.

As a result of the foregoing, based on the results of these multi-year performance indicators and in application of the associated achievement scales and their corresponding targets and weightings, a downward adjustment of the deferred amounts of the 2015 AVR of the executive directors has been made.

B.4 Report on the outcome of the consultative vote at the General Shareholders’ Meeting on the remuneration for the previous financial year, indicating the number of “no” votes cast, if any:

	Number	% of total
Votes cast	4,303,706,319	100%

	Number	% of votes cast
No votes	196,328,594	4.56%
Yes votes	4,105,547,219	95.40%
Abstentions	1,830,506	0.04%

Comments

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

B.5 Explain how the fixed components accrued over the course of the financial year by the directors in their status such were determined, and how they have changed compared to the previous year

As explained in section A.1 and B.1, the remuneration system for non-executive directors is based on the criteria of responsibility, dedication and incompatibilities inherent to the role they perform, and is composed exclusively of the following fixed elements:

i.

Annual allocation in cash for performing the role of director and, where applicable, for membership of the different Committees, which amounts paid in 2018 correspond to the allocations listed in Section D below. The amounts paid in financial year 2018 are detailed, for non-executive directors, in Section C.1.a)i) “Remuneration accrued in cash” below.

During 2018, all non-executive directors who were directors during the year received EUR 4,693 thousand. The total amount accrued in 2017 was EUR 4,470 thousand. The year-on-year variation is justified by the changes in the composition of the Board and its Committees, without the amounts assigned to the members of the Board or to members or chairs of the different Committees having changed with respect to the previous year; these have not been updated since 2007.

ii.

Remuneration system with deferred delivery of shares: the “theoretical shares” accumulated by each BBVA non-executive director as at 31 December 2018, as well as those allocated to each of them in said financial year (equivalent to 20% their total cash remuneration received in 2017), are detailed in Section C.1.a)ii) below.

For the purposes of this Report, the “theoretical shares” of the remuneration system in shares with deferred delivery for non-executive directors have been equated to “options”, without prejudice to the fact that they do not constitute such an instrument, for BBVA has no option plans in favor of its directors and given that non-executive are only eligible to receive these shares after they leave directorship for any reason other than serious breach of duties.

Furthermore, this section includes shares delivered to José Antonio Fernández Rivero, who ceased to be director on 16 March 2018.

B.6 Explain how the salaries accrued over the course of the financial year ended were determined, for each of the executive directors for performing their management duties, and how they have changed compared to the previous year.

As explained in Section A.1 above and in line with the provisions of the 2017 Policy in force, applicable in 2018, the Annual Fixed Remuneration for each executive director corresponds to the annual amount received for performing their functions, which reflects the level of responsibility of these duties and is never linked to variable parameters or the results obtained.

The amount is reflected in the 2017 Policy in force. The executive directors who were directors during financial year 2018 (Francisco González Rodríguez, Carlos Torres and José Manuel González-Páramo Martínez-Murillo) have received EUR 2,475 thousand, EUR 1,965 thousand and EUR 834 thousand respectively, as Annual Fixed Remuneration.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Over the course of the 2017 financial year, these same directors received the same amounts indicated above, with no variation having accrued from one financial year to another.

The Bank’s current Chief Executive Officer, Onur Genç, appointed on 20 December 2018, has not received remuneration associated with that position during financial year 2018, having received during that year the amount of EUR 2,240 thousand (*), which corresponds entirely to the remuneration linked to his previous role as Chairman and CEO of BBVA Compass (BBVA Country Manager in US), which has been paid by that entity.

(*)	Amount paid in US Dollars. Data in euros provided for information purposes

B.7 Explain the nature and main characteristics of the variable components of the remuneration system accrued during the financial year ended.

In particular:

•

Identify each of the remuneration plans that have determined the different variable remunerations accrued by each of the executive directors during the financial year ended, including information about its scope, its approval date, date of implementation, accrual periods and validity, criteria used for performance evaluation and the impact this has had on determining the variable amount accrued, as well as the measurement criteria used and the time needed to be in a position to adequately measure all of the specified conditions and criteria.

In the case of option plans on shares or other financial instruments, the general characteristics of each plan will include information pertaining to the conditions for both acquiring unconditional ownership (vesting) and the ability to exercise those options or financial instruments, as well as the price and period for doing so.

•

Each of the directors and their category (executive directors, external directors, independent external directors and other external directors) that are beneficiaries of remuneration systems or plans that incorporate variable remuneration.

•

Where appropriate, information will be given on established accrual or deferral of payment periods that have been applied and/or retention/withholding periods for shares or other financial instruments, if any.

Explain the short-term variable components of the remuneration systems

As indicated in Section A.1, non-executive directors do not receive variable remuneration.

In the case of executive directors, the nature and main characteristics of the Annual Variable Remuneration (AVR) for 2018 are detailed below, the amount of which has been determined after the close of the financial year, in light of the results obtained for each of the annual performance indicators established for its calculation, and having complied with the minimum thresholds of Attributable Profit and Capital Ratio established for its accrual.

Thus, in accordance with the 2017 Policy in force, the 2018 AVR has been calculated based on the following annual performance indicators:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Annual Performance Indicators	Carlos Torres Vila	José Manuel González- Páramo Martínez- Murillo	Francisco González Rodríguez
Net Attributable Profit excluding corporate operations	30%	15%	30%
Risk Adjusted Return on Economic Capital (RAROEC)	10%	10%	15%
Return on Regulatory Capital (RORC)	10%	10%	15%
Efficiency Ratio	15%	10%	25%
Net Promoter Score	15%	15%	15%
Non-financial indicators	20%	40%	—

The financial annual performance indicators have been aligned with the Group’s most relevant management metrics, and the non-financial indicators have been linked with the degree of customer satisfaction, as well as with strategic targets defined at Group level and targets specific of the executive director.

The amount of the 2018 AVR has therefore been determined based on the level of achievement of the above-mentioned indicators, according to the targets and scales of achievement approved by the Board, at the proposal of the Remunerations Committee, as detailed in Section B.3.

The scales of achievement approved by the Board of Directors have been elaborated on the basis of the “target” AVR associated for each executive director, which represents the amount of AVR in the event that 100%of the established targets are met. As for the financial indicators, their corresponding scales of achievement are designed on the basis of budgetary compliance.

Pursuant to the above, the result of 2018 AVR for executive directors is as follows:

•	2,393 thousand euro in the case of Carlos Torres Vila;

•	397 thousand euro in the case of José Manuel González-Páramo Martínez-Murillo;

•	2,641 thousand euro in the case of Francisco González Rodríguez.

These amounts correspond to the AVR associated with each of the positions and functions carried out by each executive director over the course of financial year 2018.

As regards the current Chief Executive Officer, Onur Genç, the AVR for financial year 2018, associated with his previous position as President and CEO of BBVA Compass, has been 980 thousand euro. (*)

(*)	Data in euros provided for information purposes. The exchange rate used was that at year-end 2018: EUR/USD 1.145001

At the date of this report, these remunerations have not been paid by the Bank.

Once these amounts have been determined, the settlement and payment system laid out in the 2017 Policy in force is to be applied, as detailed in section A.1 above, according to which:

•

The Upfront Portion of 2018 AVR (40%) will be paid, if conditions are met, in the first quarter of 2019; and the remaining 60% (the Deferred Portion) will be deferred for a period of five years, subject to compliance with the multi-year performance indicators approved by the Board, which may reduce said amount, and the resulting Deferred Portion shall be delivered, if conditions are met, in accordance with the following payment schedule: 60% of the Deferred Portion in 2022, 20% in 2023 and 20% in 2024.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•

The Upfront Portion will be paid in equal parts in cash and BBVA shares, and the Deferred Portion will be paid 40% in cash and 60% in shares; in both cases, the portion paid in shares will be calculated based on the average closing price of BBVA share for the trading sessions between 15 December 2018 and 15 January 2019 (both inclusive), which has veen 4.77 euros per share.

By virtue of the foregoing, the amounts corresponding to the Upfront Portion (40%) of 2018 AVR are:

•	479 thousand euro and 100,436 shares for Carlos Torres Vila;

•	79 thousand euro and 16,641 shares for José Manuel González-Páramo Martínez-Murillo.

•	528 thousand euro and 110,814 shares for Francisco González Rodríguez.

In accordance with the settlement and payment system envisaged in the Remuneration Policy applicable for Identified Staff, outlined in section A.1 above, Onur Genç, as member of the Identified Staff during 2018 and in his position as President and CEO of BBVA Compass (BBVA Country Manager for the US), he will receive, if conditions are met, the Upfront Portion of the 2018 AVR (40%), 50% in cash and 50% in shares, and the Deferred Portion (60%) after the 3-year deferral period, 50% in cash and 50% in shares.

For all of them, the Deferred Portion of 2018 AVR will be subject to ex-post adjustments, which information is included in the following section (explanation of the long-term variable components of remuneration systems).

In any case, 2018 AVR for executive directors is subject to the remaining conditions of the settlement and payment system provided for in the 2017 Policy in force, and particularly:

•	Shares received as annual variable remuneration will be withheld for a period of one year after delivery (except for the transfer of those shares required to honour the payment of taxes).

•	No personal hedging strategies or insurance may be used in connection with the remuneration and responsibility that may undermine the effects of alignment with sound risk management.

•	The entire AVR shall be subject to malus and clawback arrangements for variable remuneration.

•

Finally, the variable component of the remuneration for a financial year shall be limited to 100% of the fixed component of total remuneration (unless the General Shareholders’ Meeting resolves to increase this percentage up to a maximum of 200%).

These conditions of the settlement and payment system are equally applicable to Onur Genç, as member of the BBVA Group’s Identified Staff in 2018.

Additionally, executive directors will not be allowed to transfer a number of shares equivalent to twice their Annual Fixed Remuneration for at least three years after their delivery, in accordance with recommendation 62 of the Code of Good Governance of listed companies.

In accordance with the foregoing, the following AVR items for 2018 financial year have been included in Section C.1:

•	In section C.1.a) i) “remuneration accrued in cash” (under the heading “short-term variable remuneration” includes the amount in cash corresponding to the Upfront Portion of 2018 AVR; and

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•

Section C.1.a) ii) “Table showing the roll forward from remuneration systems based on shares and gross profit from consolidated financial instruments or shares”, under the heading “Consolidated financial instruments in the financial year”, includes the number of shares corresponding to the Upfront Portion of 2018 AVR.

These amounts have been determined in 2019, but have not been paid at the date of this Report.

BBVA has no stock option plans in favor of its directors or employees.

Explain the long-term variable components of the remuneration systems

As indicated in preceding section, the settlement and payment system envisaged in the 2017 Policy in force for executive directors establishes that the deferred portion of the AVR (Deferred Portion of the AVR) will be deferred for a period of 5 years.

The Deferred Portion has been determined 40% in cash and 60% in shares, taking as a reference for the calculation of the portion in shares the average closing price of the BBVA share corresponding to the trading sessions between 15 December 2018 and 15 January 2019, both inclusive, which has been 4.77 euros per share; and will be subject to compliance with the multi-year performance indicators approved by the Board in the previous year (measured over a period of 3 years), and be delivered, if conditions are met, with the following payment schedule: 60% of the Deferred Portion in 2022; 20% in 2023; and 20% in 2024.

The amount in which the Deferred Portion of 2018 AVR is determined will depend on the level of achievement of the multi-year performance indicators and their weightings, as detailed below, approved by the Board on 12 February 2018, at the proposal of the Remunerations Committee and following analysis by the Risk Committee:

Multi-year Performance Indicators	Weighting
Economic Adequacy (Economic Capital / Economic Capital at Risk)	20%
Fully Loaded Common Equity Tier 1 (CET1)	20%
Loan to Stable Customer Deposits (LtSCD)	10%
Liquidity Coverage Ratio (LCR)	10%
Return on Equity (ROE)	20%
(Operating Income – Loan-Loss Provisions) /Average Total Assets	10%
Total Shareholder Return (TSR)	10%

The scales of achievement for each of these indicators have been determined by the Remunerations Committee, for approval by the Board of Directors, once the 2018 AVR has been determined.

The result of these multi-year indicators, which are aligned with the Risk Appetite Framework and with shareholder profitability, based on their corresponding targets and scales of achievement established, shall determine whether ex-post downwards adjustments of the Deferred Portion of 2018 AVR are to be made; these adjustments may lead to the loss of the entire deferred amounts.

As regards the TSR indicator, the scale of achievement shall determine the reduction of deferred portions of 2018 AVR associated with this indicator, when its result, after the measurement period, determines BBVA’s position below the median of the peer group.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The peer group approved for the purposes of the TSR indicator for deferred 2018 AVR, which remains unchanged compared to the previous financial year, is as follows:

Peer group for the TSR indicator
Banco Santander	Spain
BNP Paribas	France
Société Générale	France
Barclays	United Kingdom
HSBC Holdings	United Kingdom
Lloyds Banking Group	United Kingdom
Deutsche Bank	Germany
Commerzbank	Germany
UniCredit	Italy
Intesa Sanpaolo	Italy
Bank of America Corporation	USA
Citigroup	USA
Wells Fargo & Company	USA
The Bank of Nova Scotia	Canada
ING Groep	Netherlands

The Deferred Portion of 2018 AVR will, in any case, be subject to the remaining conditions of the settlement and payment system provided for in the 2017 Policy in force, as set forth in the previous section.

This remuneration has not accrued or consolidated on the date of this report, as the period during which performance and achievement of the multi-year performance indicators are measured, in accordance with the targets and weightings established, has not concluded; and thus may determine a downward adjustment.

The current Chief Executive Officer, Onur Genç, appointed on 20 December 2018, was part of the BBVA Group’s Identified Staff in financial year 2018, and thus his AVR is subject to the specific settlement and payment system envisaged in the Remuneration Policy applicable for Identified Staff, outlined in section A.1 above.

In accordance with the applicable settlement and payment system, 60% of 2018 AVR has been deferred, 50% in cash and 50% in shares, for a period of 3 years.

The amount which, after the expiry of the deferral period, will ultimately be determined as the Deferred Portion of the AVR for Onur Genç will depend on the degree of fulfilment of the multi-year performance indicators, weightings and scales of achievement that have been laid out for executive directors, and it will be subject to the remaining conditions of the settlement and payment system, including “malus” and “clawback” clauses, periods of retention of shares, etc.

2015 deferred annual variable remuneration (AVR)

In accordance with the remuneration policy applicable to the executives during the financial year 2015, approved by the General Shareholders’ Meeting held on 13 March 2015, once the 2015 AVR was determined in 2016, 50% of the AVR for that financial year was deferred for three years, in accordance with the settlement and payment system that was applicable at that time, and which corresponded to the following amounts:

•	EUR 530 thousand and 79,956 shares, in the case of Carlos Torres Vila;

•	EUR 98 thousand and 14,815 shares in the case of José Manuel González-Páramo Martínez-Murillo;

•	EUR 897 thousand and 135,299 shares in the case of Francisco González Rodríguez

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(The price used to determine the number of shares was the average closing price of the BBVA share corresponding to the trading sessions between December 15, 2015 and January 15, 2016, both inclusive, which was 6.63 euros per share).

These amounts, in both cash and shares, were subject to fulfilment of the following multi-year performance indicators, which were approved by the Board in 2015 for a three-year deferral period (2016-2018):

Multi-year Performance Indicators	Weighting
Economic Adequacy (Economic Capital / Economic Capital at Risk)	30%
Loan to Stable Customer Deposits (LtSCD)	30%
Return on Equity (ROE)	10%
Cost of risk	20%
Relative Total Shareholder Return (TSR)	10%

With respect to the TSR indicator, the evolution of the total return for the Bank’s shareholders has been compared to the evolution of the same indicator for the following peer group:

Peer group for the TSR indicator
Banco Santander	Spain
BNP Paribas	France
Société Générale	France
Barclays	United Kingdom
HSBC Holdings	United Kingdom
Lloyds Banking Group	United Kingdom
Deutsche Bank	Germany
Commerzbank	Germany
UniCredit	Italy
Intesa Sanpaolo	Italy
Bank of America Corporation	USA
Citigroup	USA
Wells Fargo & Company	USA
The Bank of Nova Scotia	Canada

In addition, the achievement scale for the TSR indicator, approved by the Board in 2016, at the proposal of the Remunerations Committee, was as follows:

Ranking position	Percentage reduction of deferred amounts
1st to 8th	0%
9th	10%
10th	20%
12th	40%
13th	50%
14th	75%
15th	100%

Consequently, once 2018 ended and after the conclusion of the abovementioned period for deferral and measurement of multi-year indicators, the deferred AVR for the executive directors for financial year 2015 was determined, in application of the conditions established for this purpose in the remuneration policy in force during that financial year.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The results of the multi-year indicators “economic adequacy”, “LtSCD”, “Cost of Risk” and “ROE”, in application of their respective scales of achievement and corresponding targets and weightings, has not determined the need to make a downwards adjustment to the amount of the deferred 2015 AVR, since the objectives set by the Board have been met.

However, the result of the TSR indicator, in application of the previous scale, has determined the need to adjust the amount of the 2015 deferred AVR as a result of BBVA having been positioned 9th on the scale set for the TSR indicator, thus entailing a 10% reduction in the level of achievement for that indicator.

Likewise, pursuant to the remuneration Policy in force in 2015, the rules for updating the amounts to be paid for the deferred AVR for the financial year 2015 were agreed upon by the Board of Directors, with the cash portion being updated in accordance with the Consumer Price Index (CPI) and the portion payable in shares being updated based on the dividends obtained by the shares.

As a result of the above, the Board of Directors, following a proposal of the Remunerations Committee, has determined the final value of the deferred portion of the 2015 AVR to be the following amounts:

•	EUR 612 thousand and 79,157 shares in the case of Carlos Torres Vila;

•	EUR 113 thousand and 14,667 shares in the case of José Manuel González-Páramo Martínez-Murillo;

•	EUR 1,035 thousand and 133,947 shares in the case of Francisco González Rodríguez

On the date of approval of this Report, the Deferred Portion of AVR for 2015 has not been paid by the Bank.

In accordance with the foregoing, the following items of deferred 2015 AVR have been included in Section C.1:

•

Section C.1. a) i) “Remuneration accrued in cash”, under the heading “Long-term variable remuneration”, includes the amount in cash corresponding to the Deferred Portion of the AVR for the 2015 financial year, once the deferral period has come to an end and the amount has been determined based on the results of the multi-year performance indicators, in application of the associated scales of achievement and their corresponding targets and weighting, and including its updating.

•

Section C.1 a) ii) “Table showing the roll forward from remuneration systems based on shares and gross profit from consolidated financial instruments or shares” (under the heading “Consolidated financial instruments in the financial year” includes the number of shares corresponding to the Deferred Portion of the AVR for the 2015 financial year, once the deferral period has ended and the amount has been determined based on the results of the multi-year performance indicators, in application of the associated scales of achievement and their corresponding targets and weighting.

B.8 Indicate whether the repayment of certain variable components has been reduced or reclaimed when they have, with regard to the former, been consolidated and payment has been deferred or, with regard to the latter, consolidated and paid based on data that has clearly been shown to be inaccurate. Describe the amounts reduced or recovered due to the application of the reduction or recovery (clawback) arrangements, why they have been carried out and the financial years to which they correspond.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Variable remuneration has not been reduced or clawed back as at the date of this Report.

B.9 Explain the main characteristics of the long-term saving systems, the amount or equivalent annual cost of which appears in the tables in Section C, including retirement and any other survivor benefits that are financed, in whole or in part, by the Company, whether granted internally or externally, indicating the type of plan, whether it is a defined allocation or benefit, the contingencies it covers, the terms and conditions of consolidation of economic rights in favour of the directors and their compatibility with any type of indemnity due to early termination or termination of the contractual relationship between the Company and the director.

In accordance with what is detailed in section A above of this Report, as set forth in the current 2017 BBVA Directors’ Remuneration Policy, the Bank has undertaken pension commitments with Carlos Torres Vila and José Manuel González-Páramo Martínez-Murillo, to cover the contingencies of retirement, disability and death.

The main characteristics of the pension systems to cover the retirement contingency of these executive directors are as follows:

•	They are defined-contribution schemes, according to which the annual contributions to be made to said commitment are set in advance.

•	They do not provide for the possibility of receiving an early retirement pension.

•	They stipulate that 15% of the agreed annual contributions be considered “discretionary pension benefits”, pursuant to applicable regulations.

The specific conditions of these commitments are included in section D.

B.10 Explain, where appropriate, the severance pay or any other type of payment deriving from early dismissal or early resignation, or from the termination of the contract in the terms provided for therein, accrued and/or received by directors during the year ended.

BBVA directors have not accrued any remuneration in this regard.

B.11 Indicate whether there have been any significant changes in the contracts of persons exercising Senior Management functions, such as executive directors, and, where appropriate, explain such changes. In addition, explain the main conditions of the new contracts signed with executive directors during the financial year, unless these have already been explained in Section A.1.

During 2018 financial year, there have been no changes in the executive directors’ contracts.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

B.12 Explain any additional remuneration accrued by directors for services rendered outside of their post.

BBVA directors have not accrued any remuneration in this regard.

B.13 Explain any remuneration granted in the form of advances, credits and guarantees, indicating the interest rate, key features and any amounts ultimately repaid, as well as the obligations assumed in return by way of guarantee.

BBVA directors have not accrued any remuneration in this regard.

B.14 Detail the remuneration in kind accrued by the directors during the financial year, and briefly describe the nature of the different salary components.

As provided for by the 2017 Policy in force, directors are beneficiaries of of healthcare and accident insurance policies taken out by the Bank, which pays the relevant premiums, and which are attributed to the directors as remuneration in kind.

The Bank also pays executive directors other benefits applicable generally to Senior Management.

These amounts are listed in the “Other items” column in Section C.1.(a) (i).

For information purposes, it is noted that the Bank’s Chief Executive Officer, Onur Genç, appointed on 20 December 2018, has not received remuneration associated with said position during 2018, and all remuneration received has been linked to his previous role as President and CEO of BBVA Compass (BBVA Country Manager in the US), including 376 thousand euros as remuneration in kind, which includes benefits associated with his expatriate status in the United States.

B.15 Explain the remuneration accrued by the director in the form of payments made by the listed company to a third party in which the director provides services, in cases where such payments are intended to remunerate the director for services rendered in said company.

BBVA directors have not accrued any remuneration in this regard.

B.16 Explain any remuneration item other than those listed above, regardless of its nature or the group entity paying it, particularly when the item may be considered a related-party transaction or when its issuance may distort the true picture of the total remuneration received by the director.

BBVA directors have not accrued any remuneration in this regard.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C	DETAILS OF THE INDIVIDUAL REMUNERATIONS RECEIVED BY EACH EXECUTIVE DIRECTOR

Name	Type	Period of accrual in 2018
CARLOS TORRES VILA	Executive	01/01/2018 to 31/12/2018
TOMÁS ALFARO DRAKE	Other External	01/01/2018 to 31/12/2018
JOSÉ MIGUEL ANDRÉS TORRECILLAS	Independent	01/01/2018 to 31/12/2018
JAIME CARUANA LACORTE	Independent	04/06/2018 to 31/12/2018
BELÉN GARIJO LÓPEZ	Independent	01/01/2018 to 31/12/2018
JOSÉ MANUEL GONZÁLEZ-PÁRAMO MARTÍNEZ-MURILLO	Executive	01/01/2018 to 31/12/2018
SUNIR KUMAR KAPOOR	Independent	01/01/2018 to 31/12/2018
CARLOS LORING MARTÍNEZ DE IRUJO	Other External	01/01/2018 to 31/12/2018
LOURDES MAÍZ CARRO	Independent	01/01/2018 to 31/12/2018
JOSÉ MALDONADO RAMOS	Other External	01/01/2018 to 31/12/2018
ANA PERALTA MORENO	Independent	08/05/2018 to 31/12/2018
JUAN PI LLORENS	Independent	01/01/2018 to 31/12/2018
SUSANA RODRÍGUEZ VIDARTE	Other External	01/01/2018 to 31/12/2018
JAN VERPLANCKE	Independent	16/03/2018 to 31/12/2018
FRANCISCO GONZÁLEZ RODRÍGUEZ	Executive	01/01/2018 to 21/12/2018
JOSÉ ANTONIO FERNÁNDEZ RIVERO	Other external	01/01/2018 to 16/03/2018

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C.1	Complete the following tables concerning the individual remuneration accrued during the financial year by each director (including remuneration for executive functions).

a)	Remuneration from the company that is the subject of this report:

i)	Remuneration accrued in cash (thousands of EUR)

Name	Salary	Fixed remuneration	Per diem payments	Short-term variable remuneration	Long-term variable remuneration	Remuneration for membership on Board Committees	Severance	Other items	2018 financial year total	2017 financial year total
CARLOS TORRES VILA	1,965			479	612			154	3,210	3,323
TOMÁS ALFARO DRAKE		129				129			258	370
JOSÉ MIGUEL ANDRÉS TORRECILLAS		129				357		7	493	462
JAIME CARUANA LACORTE		75				162			237
BELÉN GARIJO LÓPEZ		129				199		12	340	292
JOSÉ MANUEL GONZÁLEZ-PÁRAMO MARTÍNEZ-MURILLO	834			79	113			82	1,108	1,105
SUNIR KUMAR KAPOOR		129				43			172	172
CARLOS LORING MARTÍNEZ DE IRUJO		129				317		16	462	441
LOURDES MAÍZ CARRO		129				155		14	298	279
JOSÉ MALDONADO RAMOS		129				261		14	404	412
ANA PERALTA MORENO		86				57		4	147
JUAN PI LLORENS		129				328		14	471	426
SUSANA RODRÍGUEZ VIDARTE		129				314		14	457	456
JAN VERPLANCKE		107				25			132
FRANCISCO GONZÁLEZ RODRÍGUEZ	2,475			528	1,035			20	4,058	3,943
JOSÉ ANTONIO FERNÁNDEZ RIVERO		32				63		13	108	377

Comments

The figures cited in Section C herein may reflect non-significant variations with respect to other documents, published or to be published by BBVA, that contain information regarding the remuneration of BBVA directors, as the figures in this Report need to be rounded to the nearest thousand euro.

In accordance with the instructions to complete this report, the amounts included in the “Short-term Variable Remuneration” and “Long-Term Variable Remuneration” cells for executive directors correspond, respectively:

(i)	The Initial Portion of the RVA for 2018 (40%) in cash.

(ii)	The Deferred Portion of the 2015 AVR (50%) in cash.

As of the date of preparation of this report, these remunerations have not been paid.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ii)	Table showing the roll forward from remuneration systems based on shares and gross profit from consolidated financial instruments or shares

		Financial instruments at the beginning of financial year t		Financial instruments granted during financial year t		Consolidated financial instruments in the financial year				Expired and unredeemed instruments	Financial instruments at the end of financial year t
Name	Plan name	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent/ consolidated shares	Price of consolidated shares	Gross profit from consolidated financial instruments or shares (thousands of EUR)	No. of instruments	No. of instruments	No. of equivalent shares
CARLOS TORRES VILA	2018 AVR Upfront Portion in shares						100,436	4.77	479
	2015 AVR Deferred Portion in shares						79,157	6.63	524
TOMÁS ALFARO DRAKE	Remuneration system with deferred delivery in shares	73,082	73,082	10,367	10,367
JOSÉ MIGUEL ANDRÉS TORRECILLAS	Remuneration system with deferred delivery in shares	23,810	23,810	12,755	12,755
BELÉN GARIJO LÓPEZ	Remuneration system with deferred delivery in shares	26,776	26,776	7,865	7,865
JOSÉ MANUEL GONZÁLEZ-PÁRAMO MARTÍNEZ-MURILLO	2018 AVR Upfront Portion in shares						16,641	4.77	79
	2015 AVR Deferred Portion in shares						14,667	6.63	97
SUNIR KUMAR KAPOOR	Remuneration system with deferred delivery in shares	4,165	4,165	4,811	4,811
CARLOS LORING MARTÍNEZ DE IRUJO	Remuneration system with deferred delivery in shares	86,891	86,891	11,985	11,985
LOURDES MÁIZ CARRO	Remuneration system with deferred delivery in shares	15,706	15,706	7,454	7,454
JOSÉ MALDONADO RAMOS	Remuneration system with deferred delivery in shares	67,819	67,819	11,176	11,176
JUAN PI LLORENS	Remuneration system with deferred delivery in shares	42,609	42,609	11,562	11,562
SUSANA RODRÍGUEZ VIDARTE	Remuneration system with deferred delivery in shares	92,558	92,558	12,425	12,425
FRANCISCO GONZÁLEZ RODRÍGUEZ	2018 AVR Upfront Portion in shares						110,814	4.77	528
	2015 AVR Deferred Portion in shares						133,947	6.63	888
JOSÉ ANTONIO FERNÁNDEZ RIVERO	Remuneration system with deferred delivery in shares	102,053	102,053	10,188	10,188	112,241	112,241	6.36	714

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Comments

In accordance with the instructions to complete this report, the amounts included in the cell “Consolidated financial instruments in the financial year “ of the executive directors correspond to:

i) The Upfront Portion of the 2018 ARV (40%) in shares (monetized). Given that these shares have not been delivered to their beneficiaries, for the purposes of calculating their cash value, the average closing price of the BBVA share corresponding to the trading sessions between 15 December 2018 and 15 January 2019, inclusive, has been used as reference to determine the portion in shares of the 2018 AVR in accordance with the Policy. Said price was 4.77 euros per share.

ii) The Deferred Portion of the 2015 ARV (50%) in shares (monetized). Given that these shares have not been delivered to their beneficiaries, for the purposes of calculating their cash value, the average closing price of the BBVA share corresponding to the trading sessions between 15 December 2015 and 15 January 2016, inclusive, has been used as reference to determine the portion in shares of the 2015 AVR, as established in the applicable Policy. This price was 6.63 euros per share.

As of the date of preparation of this report, these remunerations have not been paid.

iii)	Long-term savings systems

Remuneration from the vesting of rights in savings systems
CARLOS TORRES VILA

JOSÉ MANUEL GONZÁLEZ-PÁRAMO MARTÍNEZ-MURILLO

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

	Company’s contribution in the financial year (thousands of EUR)
	Savings systems with consolidated economic rights		Savings systems with non-consolidated economic rights		Accumulated funds (thousands of EUR)
					Financial year 2018		Financial year 2017
Name	Financial year 2018	Financial year 2017	Financial year 2018	Financial year 2017	Systems with consolidated economic rights	Systems with non- consolidated economic rights	Systems with consolidated economic rights	Systems with non- consolidated economic rights
CARLOS TORRES VILA			1,896	1,853		18,581		17,503
JOSÉ MANUEL GONZÁLEZ- PÁRAMO MARTÍNEZ – MURILLO			405	393		1,067		842

Comments

iv)	Details of other items

Name	Item	Amount of remuneration
Director 1

Comments

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

b)	Remuneration of company directors for membership on boards of other group companies:

i)	Remuneration accrued in cash (thousands of EUR)

Name	Fixed remuneration	Per diem payments	Remuneration for membership on Board Committees	Salary	Short- term variable remuneration	Long-term variable remuneration	Severance	Other items	Financial year t total	Financial year t-1 total

Comments

ii)	Table showing the roll forward from remuneration systems based on shares and gross profit from consolidated financial instruments or shares

Name	Plan name	Financial instruments at the beginning of the 2018 financial year		Financial instruments granted during the 2018 financial year		Consolidated financial instruments in the financial year				Expired and unredeemed instruments	Financial instruments at the end of the 2018 financial year
		No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent/ consolidated shares	Price of consolidated shares	Gross profit from consolidated financial instruments or shares (thousands of EUR)	No. of instruments	No. of instruments	No. of equivalent shares

Comments

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

iii)	Long-term savings systems

Remuneration from the vesting of rights in savings systems

Company’s contribution in the financial year (thousands of EUR)
	Savings systems with consolidated economic rights		Savings systems with non-consolidated economic rights		Accumulated funds (thousands of EUR)
					Financial year t		Financial year t-1
Name	Financial year t	Financial year t-1	Financial year t	Financial year t-1	Systems with consolidated economic rights	Systems with non- consolidated economic rights	Systems with consolidated economic rights	Systems with non- consolidated economic rights

Comments

iv)	Details of other items

Name	Item	Amount of remuneration

Comments

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

c)	Summary of remuneration (in thousands of EUR):

This summary should include the amounts corresponding to all the remuneration items included in this report accrued by the director, in thousands of EUR.

		Remuneration accrued in group
Name	Total cash remuneration	Gross profit from consolidated financial instruments or shares	Remuneration from savings systems	Remuneration from other items	Financial year t total (Company)	Total cash remuneration	Gross profit from consolidated financial instruments or shares	Remuneration from savings systems	Remuneration from other items	Financial year t total (Group)
CARLOS TORRES VILA	3,210	1,003			4,213
TOMÁS ALFARO DRAKE	258				258
JOSÉ MIGUEL ANDRÉS TORRECILLAS	493				493
JAIME CARUANA LACORTE	237				237
BELÉN GARIJO LÓPEZ	340				340
JOSÉ MANUEL GONZÁLEZ-PÁRAMO MARTÍNEZ-MURILLO	1,108	176			1,284
SUNIR KUMAR KAPOOR	172				172
CARLOS LORING MARTÍNEZ DE IRUJO	462				462
LOURDES MÁIZ CARRO	298				298
JOSÉ MALDONADO RAMOS	404				404
ANA PERALTA MORENO	147				147
JUAN PI LLORENS	471				471
SUSANA RODRÍGUEZ VIDARTE	457				457
JAN VERPLANCKE	132				132
FRANCISCO GONZÁLEZ RODRÍGUEZ	4,058	1,416			5,474
JOSÉ ANTONIO FERNÁNDEZ RIVERO	108	714			822

TOTAL	12,355	3,309			15,664

Comments

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

D	OTHER INFORMATION OF INTEREST

If there is any other aspect relevant to the remuneration of directors that has not been addressed in the other sections of this report, but is necessary to include to provide more comprehensive and well-grounded information on the company’s structure and practices for the remuneration of directors, give a brief description of it.

As a continuation of section B.1, in relation to the activity of the Remuneration Committee in 2018, the Remuneration Committee analysed the remunerations of the non-executive directors established for the position of member of the Board and of member of the different Committees, in accordance with the system contemplated in the Policy, proposing to the Board that the amounts agreed by this body in previous sessions should not be updated in 2018; an amount that has not been updated since 2007. The Board approved maintaining these amounts, which have been reflected, for each of the directors according to their membership of the different Board Committees during 2018, in section C below.

These amounts at the date of this Report are as follows:

•	Member of the Board: 129 thousand euros;

•	Member of the Executive Committee: 167 thousand euros;

•	Audit and Compliance Committee: Member 71 thousand euro; Chair 179 thousand euro;

•	Risks Committee: Member 107 thousand euros; Chair 214 thousand euros;

•	Remunerations Committee: Member 43 thousand euros; Chair 107 thousand euros;

•	Appointments Committee: Member 41 thousand euros; Chair 102 thousand euros;

•	Technology and Cybersecurity Committee: Member 43 thousand euros; Chair 107 thousand euros.

Likewise, in implementation of the system of remuneration with deferred delivery of shares to non-executive directors, the Board determined the number of “theoretical shares” to be allocated to each of the beneficiary non-executive directors, corresponding to 20% of the total cash remuneration received by each of them in 2017.

With regard to the remuneration of executive directors, the Remuneration Committee has submitted to the Board the review of their remuneration conditions (Annual Fixed Remuneration and target AVR) for the 2018 financial year, proposing to the Board that the amounts indicated in the Policy approved in 2017 should not be updated. The Board approved the amounts corresponding to the Annual Fixed Remuneration, maintaining the same as in the previous year and which have been reflected in section C.

Likewise, the Committee has determined for its proposal to the Board, the establishment of the minimum thresholds of Attributed Profit and Capital Ratio established in the Policy for the accrual of the 2018 Annual Variable Remuneration (AVR) of the executive directors, which were approved by the Board of Directors, as well as the following proposals in relation to its variable remuneration system:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•

The establishment of the applicable annual performance indicators for the calculation of the 2018 AVR and their corresponding weightings, as well as the objectives and scales of achievement associated with said indicators.

•	The establishment of the multi-year performance indicators that will apply to the 2018 deferred AVR.

•	The establishment of the applicable criteria for the update and payment of the 2018 deferred AVR.

•

Once the financial year is ended, verification of compliance with the minimum thresholds established for the generation of the 2018 AVR, as well as the determination of the amount of the 2018 AVR of the executive directors, in view of the degree of achievement of the financial and non-financial indicators established for the calculation of the AVR according to its objectives and scales.

Likewise, in 2018 the Committee submitted to the Board of Directors for subsequent submission to the General Shareholders’ Meeting the resolution to increase the maximum level of variable remuneration of up to 200% of the fixed components of the total remuneration for executive directors, a resolution which was approved by the General Shareholders’ Meeting held on 16 March 2018, by a majority of 97.96%.

Following on from section B.9, as regards the pension commitments assumed with Carlos Torres Vila, the amount established in the 2017 Policy in force as an annual contribution to cover the retirement contingency, as part of the defined contribution system, was 1,642 thousand euros.

Likewise, and in application of the provisions of said Policy, 15% of the aforementioned agreed annual contribution will be based on variable components with the consideration of “discretionary pension benefits”, as detailed above.

In the event of termination of the contractual relationship before reaching retirement age for reasons other than serious breach of duties, the retirement benefit corresponding to Carlos Torres Vila, when he reaches the legally established age, will be calculated on the accumulated fund for the contributions made under the terms indicated by the Bank up to that date, plus the corresponding accumulated yields, without the Bank having to make any additional contribution from the moment of termination.

On the other hand, the Bank has assumed commitments to cover the contingencies of death and disability under the terms established in the BBVA Directors’ Remuneration Policy. Thus, the Bank will assume the payment of the corresponding annual insurance premiums, in order to complete the coverage of death and disability contingencies of the Carlos Torres Vila pension system.

In line with the above, during the 2018 financial year, 1,896 thousand euros has been recorded to meet the benefits commitments for Carlos Torres Vila, amount which includes the contribution to the retirement contingency (1,642 thousand euros) and to death and disability (212 thousand euros), as well as 42 thousand euros corresponding to the adjustments made to the amount of “discretionary pension benefits” from 2017, as declared at 2017 year-end and which had to be registered in the accumulated fund in 2018. As a result, the total accumulated amount of the fund to meet retirement commitments with Carlos Torres Vila amounts to 18,581 thousand euros as at 31 December 2018.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

15% (246 thousand euros) of the agreed annual contribution for the retirement contingency was recorded in 2018 as “discretionary pension benefits” and, at year-end, this amount was adjusted using the same criteria used to determine the Annual Variable Remuneration of Carlos Torres Vila for 2018. Consequently, the “discretionary pension benefits” for the year have been determined at 245 thousand euros, which will be included in the accumulated fund for 2019, subject to the same conditions as the Deferred Portion of the Annual Variable Remuneration for 2018, as well as the other conditions established for these benefits in the BBVA Directors’ Remuneration Policy.

These amounts are detailed in section C.1.a) iii) “Long-term savings systems” below.

In the case of José Manuel González-Páramo Martínez Murillo, the pension system included in the 2017 Policy in force establishes an annual contribution of 30% of his fixed remuneration to cover the retirement contingency, as well as the payment of the corresponding insurance premiums to complete the coverage of death and disability contingencies.

As in the case of Carlos Torres Vila, 15% of the aforementioned agreed annual contribution will be based on variable components and will be considered “discretionary pension benefits”.

José Manuel González-Páramo Martínez-Murillo will be entitled to receive, once he reaches retirement age, the benefit resulting from the contributions made by the Bank to cover the pension commitments, plus the corresponding accumulated returns up to that date, provided that he does not cease to do so due to serious breach of his duties. In the event of termination of the contractual relationship before retirement at the discretion of the director, the benefit will be limited to the resulting 50% of the contributions made by the Bank up to that date, together with the corresponding accumulated profitability, and the contributions to be made by the Bank at the time of termination of the contractual relationship will cease in all cases.

With regard to the commitments assumed to cover death and disability contingencies with José Manuel González-Páramo Martínez-Murillo, the Bank will assume the payment of the corresponding annual insurance premiums in order to complete the coverage of death and disability contingencies in its pension system.

In line with the above, during the 2018 financial year, 405 thousand euros has been recorded to meet the benefits commitments for José Manuel González-Páramo Martínez-Murillo, amount which includes the contribution to the retirement contingency (250 thousand euros) and to death and disability (147 thousand euros), as well as 8 thousand euros corresponding to the adjustments made to the amount of “discretionary pension benefits” from 2017, as declared at 2017 year-end and which had to be registered in the accumulated fund in 2018. As a result, the total accumulated amount of the fund to meet retirement commitments with José Manuel González-Páramo Martínez-Murillo amounts to 1,067 thousand euros as at 31 December 2018.

15% (38 thousand euros) of the agreed annual contribution for the retirement contingency, was recorded in 2018 as “discretionary pension benefits” and, once the year ended, this amount was adjusted, applying the same criteria used to determine the Annual Variable Remuneration of José Manuel González-Páramo Martínez-Murillo for 2018. Consequently, the “discretionary pension benefits” for

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

the year have been determined at 42 thousand euros, which will be contributed to the fund accumulated in 2019, subject to the same conditions as the Deferred Portion of the Annual Variable Remuneration for 2018, as well as the other conditions established for these benefits in the BBVA Directors’ Remuneration Policy.

These amounts are detailed in section C.1.a) iii) “Long-term savings systems”.

At 31 December 2018 there were no other pension obligations in favor of other executive directors.

As a complement to section B.13, BBVA’s directors have not accrued any remuneration derived from the granting of advances, loans and guarantees. For transparency purposes, it is indicated that the current Chief Executive Director of the Bank, Onur Genç, appointed on 20 December 2018, had in force on the date of his appointment a loan granted by BBVA Compass in his previous position as Chairman and CEO of BBVA Compass (BBVA Country Manager in the United States). This loan has employee conditions, and the amount drawn down at 31 December 2018 was 611 thousand euros.

Attached to this Report is Note 54 of the Annual Report corresponding to the Bank’s consolidated Annual Accounts for 2018, which indicates the remuneration received by the directors during that year, as well as the contributions made to the pension systems

This annual report on remunerations was approved by the company’s Board of Directors on 11/02/2019.

List whether any directors voted against or abstained from voting on the approval of this report.

Yes  ☐                                         No  ☒

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ANNEX I — LIST OF PEER INSTITUTIONS THAT ARE PART OF BBVA’S PEER GROUP FOR REMUNERATION PURPOSES

ENTITY	COUNTRY
Banco Santander	Spain
BNP Paribas	France
Société Générale	France
Barclays	United Kingdom
HSBC Holdings	United Kingdom
Lloyds Banking Group	United Kingdom
Deutsche Bank	Germany
Commerzbank	Germany
UniCredit	Italy
Intesa Sanpaolo	Italy
Bank of America Corporation	USA
Citigroup	USA
Wells Fargo & Company	USA
The Bank of Nova Scotia	Canada
ING Groep	Netherlands

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ANNEX II — NOTE 54 of the Annual Report corresponding to the Bank’s consolidated Annual Accounts for 2018:

Remuneration and other benefits for the Board of Directors and members of the Bank’s Senior Management

•	Remuneration received by non-executive directors during the 2018 financial year

The remunerations paid to non-executive members of the Board of Directors during the 2018 financial year are indicated below, individually and itemized:

Remuneration for non-executive directors (thousands of euro)

	Board of Directors	Executive Committee	Audit and Compliance Committee	Risk Committee	Remunerations Committee	Appointments Committee	Technology and Cybersecurity Committee	Total
Tomás Alfaro Drake	129	—	18	—	43	25	43	258
José Miguel Andrés Torrecillas	129	—	179	107	—	71	—	485
Jaime Félix Caruana Lacorte (1)	75	83	—	53	—	—	25	237
Belén Garijo López	129	—	71	—	107	20	—	328
Sunir Kumar Kapoor	129	—	—	—	—	—	43	172
Carlos Loring Martínez de Irujo	129	167	—	107	43	—	—	445
Lourdes Máiz Carro	129	—	71	—	43	41	—	284
José Maldonado Ramos	129	167	—	53	—	41	—	390
Ana Peralta Moreno (1)	86	—	36	—	21	—	—	143
Juan Pi Llorens	129	—	71	214	—	—	43	457
Susana Rodríguez Vidarte	129	167	—	107	—	41	—	443
Jan Verplancke (1)	107	—	—	—	—	—	25	132

Total (2)	1,427	584	446	642	257	239	179	3,773

(1)

Directors appointed by the General Meeting held on 16 March 2018. This includes the remunerations paid for membership of the various Board Committees throughout the 2018 financial year. The composition of these Committees was modified on 27 June 2018. Remunerations paid in accordance with the date of acceptance of said appointment.

(2)

In addition, José Antonio Fernández Rivero, who stepped down as director on 16 March 2018, received a total of €95 thousand in 2018, for his membership of the Board and of a number of Board Committees.

Also, during the 2018 financial year, €107 thousand has been paid out in casualty and healthcare insurance premiums for non-executive members of the Board of Directors.

•	Remuneration received by executive directors during the 2018 financial year

Over the course of financial year 2018, the executive directors have received the amount of the Annual Fixed Remuneration corresponding to said financial year, established in the Remuneration Policy for BBVA Directors applicable in 2018, which was approved by the General Meeting held on 17 March 2017.

In addition, the executive directors have received the Annual Variable Remuneration for 2017 financial year, which, in accordance with the settlement and payment system set out in said Policy, was due to be paid to them during the first quarter of financial year 2018.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In application of this settlement and payment system:

•

40% of the 2017 Annual Variable Remuneration corresponding to executive directors has been paid, having the conditions been met, in the first quarter of financial year 2018 (hereinafter, the “Upfront Portion”), in equal parts in cash and in shares.

•

The remaining 60% of the Annual Variable Remuneration, both in cash and in shares, has been deferred in its entirety for a period of five years, and its accrual and payment will be subject to compliance with a series of multi-year indicators (hereinafter, the “Deferred Portion”). The application of these indicators, calculated over the first three years of deferral, may lead to a reduction of the Deferred Portion, even in its entirety, but in no event may be increased. Provided that the relevant conditions have been met, the resulting amount will then be paid (40% in cash and 60% in shares), according to the following schedule: 60% in 2021, 20% in 2022 and the remaining 20% in 2023.

•

All the shares delivered to the executive directors as Annual Variable Remuneration, both of the Upfront Portion and the Deferred Portion will be withheld for a period of one year after their delivery; this will not apply to those shares transferred to honor the payment of taxes arising therefrom.

•	The Deferred Portion of the Annual Variable Remuneration in cash will be subject to updating under the terms established by the Board of Directors.

•

Executive directors may not use personal hedging strategies or insurance in connection with the remuneration and responsibility that may undermine the effects of alignment with prudent risk management.

•

The variable component of the remuneration for executive directors corresponding financial year 2017 is limited to a maximum amount of 200% of the fixed component of the total remuneration, as agreed by the General Meeting.

•	Over the entire deferral and withholding period, the entire Annual Variable Remuneration for the executive directors will be subject to reduction and recovery (“malus” and “clawback”) arrangements.

Additionally, upon receipt of the shares, executive directors will not be allowed to transfer a number of shares equivalent to twice their Annual Fixed Remuneration (AFR) for at least three years after their delivery.

Similarly, in application of the settlement and payment system of the annual variable remuneration for 2014 financial year, in accordance with the remuneration policy applicable at that time, the executive directors have received in 2018 the last third of the deferred annual variable remuneration for 2014 financial year, delivery of which corresponded in 2018, thus concluding payment of the deferred variable remuneration for 2014.

In accordance with the above, the remunerations paid to executive directors during financial year 2018 are indicated below, individually and itemized:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Annual Fixed Remuneration (thousands of euro), received in 2018

Carlos Torres Vila	1,965
José Manuel González-Páramo Martínez-Murillo	834

Total	2,799

Variable remuneration for financial year 2017, received in 2018

	In cash (1) (thousands of euro)	In shares (1)
Carlos Torres Vila	562	77,493
José Manuel González-Páramo Martínez-Murillo	87	12,029

Total*	649	89,522

(1)	Remunerations corresponding to the Upfront Portion (40%) of the Annual Variable Remuneration for financial year 2017, 50% in cash and 50% in shares.

Deferred variable remuneration for financial year 2014, received in 2018

	In cash (1) (thousands of euro)	In shares (1)
Carlos Torres Vila	105	11,766
José Manuel González-Páramo Martínez-Murillo	33	3,678

Total	137	15,444

(1)	Remunerations corresponding to the last third of the deferred annual variable remuneration for financial year 2014, 50% in cash and 50% in shares, along with its update in cash.

In addition, the executive directors received remuneration in kind throughout financial year 2018, including insurance premiums and others, amounting to a total of €236 thousand, of which €154 thousand correspond to Carlos Torres Vila and €82 thousand to José Manuel González-Páramo Martínez-Murillo.

Former Group Executive Chairman, Francisco González Rodríguez, who stepped down from this position with effect on 21 December 2018, received, during 2018, €2,475 thousand as Annual Fixed Remuneration; €660 thousand and 90,933 BBVA shares corresponding to 40% of the Annual Variable Remuneration for financial year 2017; and €332 thousand and 37,390 BBVA shares as settlement of the last third of the deferred variable remuneration for financial year 2014, payment of which corresponded in first quarter of financial year 2018, including the corresponding update; as well as €20 thousand as remuneration in kind.

On the other hand, it is indicated that in 2018, CEO Onur Genç—who was appointed by resolution of BBVA’s Board of Directors on 20 December 2018— has not received any remuneration for said role in 2018, having received fixed and variable remuneration in accordance with his previous position as Chairman and CEO of BBVA Compass, this remuneration being subject to the settlement and payment system applicable to said position. Thus, over the course of the financial year 2018, he has received €2,240(*) thousand as Annual Fixed Remuneration; €191(*) thousand and 26,531 BBVA ADSs corresponding to 40% of the Annual Variable Remuneration for financial year 2017; and €376 thousand as remuneration in kind, which includes benefits for his expatriate status in the United States.

(*) Amounts paid in US Dollars. Euro details are for information purposes.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	Annual Variable Remuneration for executive directors for financial year 2018

Following year-end 2018, the Annual Variable Remuneration for executive directors corresponding to said period has been determined, applying the conditions established at the beginning of the year, as established in the Remuneration Policy for BBVA Directors approved by the General Meeting on 17 March 2017 with the following settlement and payment system:

•

The Upfront Portion (40%) of the Annual Variable Remuneration of the executive directors for 2018 will be paid, if conditions are met, in equal parts in cash and shares, during the first quarter of 2019, which amounts to €479 thousand and 100,436 BBVA shares in the case of Carlos Torres Vila; and €79 thousand and 16,641 BBVA shares in the case of José Manuel González-Páramo Martínez-Murillo.

•

The Deferred Portion (60%) remaining will be deferred for a five-year period, subject to compliance with the multi-year performance indicators determined by the Board of Directors at the start of financial year 2018, calculated over the first three-year deferral period. Provided that the conditions are met, the resulting amount will vest (40% in cash and 60% in shares), under the following schedule: 60% after the third year of deferral, 20% after the fourth year of deferral and the remaining 20% after the fifth year of deferral. All the above is subject to the settlement and payment system conditions set out in the Remuneration Policy for BBVA Directors, which includes malus and clawback arrangements and retention periods for shares.

As regards former Group Executive Chairman, Francisco González Rodríguez, his Annual Variable Remuneration for 2018 has been determined. This Annual Variable Remuneration for 2018 will be received, provided that conditions are met, in accordance with the same settlement and payment system applicable to executive directors which includes deferral rules, malus and clawback arrangements and retention periods for shares. Thus, the Upfront Portion (40%) has been determined in: €528 thousand and 110,814 BBVA shares. Accrual and payment of the Deferred Portion (remaining 60%), 40% in cash and 60% in shares, will be subject to compliance with multi-year performance indicators approved by the Board of Directors. All the above is subject to the conditions of the settlement and payment system established in the Remuneration Policy for BBVA Directors, which includes malus and clawback arrangements and withholding periods for shares.

As regards CEO Onur Genç and as aforementioned, his Annual Variable Remuneration for financial year 2018 is linked to his previous position as Chairman and CEO of BBVA Compass and has been determined in accordance with the settlement and payment system applicable for such position. Thus, providing that applicable conditions are met, 40% of Annual Variable Remuneration for 2018 will be paid in the first quarter of 2019, amounting to a total of €196 thousand(*) and 41,267 BBVA shares. Accrual and payment of the remaining 60% of the Annual Variable Remuneration for financial year 2018, 50% in cash and 50% in shares, will be deferred for a three-year period and will be subject to compliance with multi-year performance indicators set by the Board of Directors for the whole Identified Staff at the beginning of 2018 and measured over the course of the three-year period.

(*) Euro details are for information purposes. Year-end 2018 exchange rate applied: EUR/USD 1,145001.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

At the time of drafting of these consolidated Annual Accounts none of these remunerations have been paid.

The amounts corresponding to deferred shares is detailed in the section “Remuneration based on Capital/Equity Instruments” and the cash part in “Other Liabilities/Other Accruals” in the consolidated balance sheet at 31 December 2018.

•	Deferred Annual Variable Remuneration of executive directors for financial year 2015

Following year-end 2018, the deferred Annual Variable Remuneration of executive directors for financial year 2015 has been determined, with delivery, if conditions are met, corresponding during the first quarter of financial year 2019, subject to the conditions established for this purpose in the Remuneration Policy for BBVA Directors approved by the General Meeting on 13 March 2015.

Thus, based on the result of each of the multi-year performance indicators set by the Board in 2015 to calculate the deferred portion of this remuneration, and in application of the corresponding scales of achievement and their corresponding targets and weightings, likewise approved by the Board, the deferred portion of the Annual Variable Remuneration for financial year 2015 has been adjusted downwards as a consequence of result of the TSR indicator, which scale has determined a 10% reduction in the deferred amount associated to this indicator. The final amount of the deferred portion of the Annual Variable Remuneration for financial year 2015, after the corresponding adjustment in light of the result of the TSR indicator, has been determined in an amount of €612 thousand and 79,157 BBVA shares, in the case of Carlos Torres Vila, and €113 thousand and 14,667 BBVA shares in the case of José Manuel González-Páramo Martínez-Murillo, which includes the corresponding updating.

As regards the former Group Executive Chairman, Francisco González Rodríguez, his deferred Annual Variable Remuneration for financial year 2015 has been determined, to be received, providing that conditions are met, in accordance with the same settlement and payment system applicable to executive directors, amounting to a total of €1,035 thousand and 133,947 BBVA shares, which includes the corresponding updating.

At the time of drafting of these consolidated Annual Accounts none of these remunerations have been paid.

Lastly, as at year-end 2018 and in accordance with the conditions established in the remuneration policies applicable in the corresponding years, 50% and 60% of the annual variable remuneration of the executive directors corresponding to 2016 and 2017 financial years, respectively, has been deferred, to be received in future years, if applicable conditions are met, in accordance with the terms established in the remuneration policy applicable for each of such financial years.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	Remuneration received by the members of Senior Management in the 2018 financial year

The members of Senior Management, excluding executive directors, who held that position as at 20 December 2018(*) (15 members) have, over the course of the 2018 financial year, received the amount of the fixed remuneration corresponding to that financial year and the Annual Variable Remuneration for the 2017 financial year, which, in accordance with the settlement and payment system set out in the remuneration policy applicable to Senior Management in this financial year, was due to be paid to them during the first quarter of 2018.

In application of this settlement and payment system:

•

40% of the Annual Variable Remuneration due to members of the Senior Management for the 2017 financial year, 40% has been paid, as the conditions have been met, in the first quarter of the 2018 financial year (the “Upfront Portion”), in equal parts in cash and in shares.

•

The remaining 60% of the Annual Variable Remuneration, in both cash and shares, has been deferred in its entirety for a period of five years, and its accrual and payment will be subject to compliance with a series of multi-year indicators (the “Deferred Portion”). The application of these indicators, calculated over the first three years of deferral, may lead to a reduction of the Deferred Portion, even in its entirety, but in no event may be increased. Provided that the relevant conditions have been met, the resulting amount will then be paid (40% in cash and 60% in shares), according to the following payment schedule: 60% in 2021, 20% in 2022 and the remaining 20% in 2023.

•

The shares received as Annual Variable Remuneration will be withheld for a period of one year after their delivery, with the exception of those transferred to honor the payment of taxes arising from their delivery.

•	The deferred portion of the Annual Variable Remuneration in cash will be subject to updating under the terms established by the Board of Directors.

•	No personal hedging strategies or insurance may be used in connection with the remuneration and the responsibility that may undermine the effects of alignment with prudent risk management.

•

The variable component of the remuneration corresponding to the financial year 2017 will be limited to a maximum amount of 200% of the fixed component of the total remuneration, as agreed by the General Meeting.

•	Over the entire deferral and withholding period, the total Annual Variable Remuneration will be subject to variable “malus” and “clawback” arrangements.

Similarly, in application of the settlement and payment system of the annual variable remuneration for 2014 financial year, in accordance with the remuneration policy applicable at that time, the Senior Management who were beneficiaries of such remuneration, have received the deferred last third of the annual variable remuneration for that financial year, which delivery corresponded to the first quarter of 2018, thus concluding payment of the deferred variable remuneration for the 2014 financial year.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In accordance with the above, the remuneration paid to members of the Senior Management as a whole, who held that position as at 20 December 2018, excluding executive directors, during the 2018 financial year is indicated below (itemized):

Annual Fixed Remuneration (thousands of euro) received in 2018

Senior Management total	16,129

Annual Variable Remuneration for the 2017 financial year, received in 2018

	In cash (thousands of euro)	In shares
Senior Management total	1,489	205,104

Deferred variable remuneration for the 2014 financial year, received in 2018

	In cash (thousands of euro)	In shares
Senior Management total	573	64,853

In addition, all members of Senior Management who held that position as at 20 December 2018, excluding executive directors, received remuneration in kind throughout the 2018 financial year, including insurance premiums and others, amounting to a total of €875 thousand.

At the year-end 2018 and subject to the conditions established in the remuneration policies applicable to the corresponding year for, components of the annual variable remuneration of members of the Senior Management who were beneficiaries of remunerations for the 2016 and 2017 financial years, are deferred to be received in future years, if conditions are met, in accordance with the policy applicable for each of such financial years.

As regards of those members of the Senior Management who were appointed by resolution of BBVA’s Board of Directors on 20 December 2018 (5 members) have not received any remuneration for such condition, having received fixed and variable remuneration in line with their former positions and functions amounting in aggregate €1,757 thousand as Annual Fixed Remuneration; €337 thousand and 24,293 BBVA shares for Upfront Portion of the Annual Variable Remuneration for the 2017 financial year; and €33 thousand and 3,684 BBVA shares as settlement of the deferred last third of the Annual Variable Remuneration for the 2014 financial year to the Senior

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Management who were beneficiaries of such remuneration, including the corresponding update, as well as remuneration in kind and others for an amount of €158 thousand, all in application of the remuneration policy to which they were entitled in their condition as risk taker.

•	Annual Variable Remuneration for Senior Management for financial year 2018

Following year-end 2018, the Annual Variable Remuneration of Senior Management corresponding to said period has been determined, excluding executive directors, who held that position as at 20 December 2018 (15 members).

Therefore, the 2018 Annual Variable Remuneration to all of the Senior Management, excluding executive directors, has been determined in a total amount of €7,074 thousand, in application of the settlement and payment system for this group. The 40% of the Annual Variable Remuneration corresponding to each of will be paid, providing the conditions are met, in equal parts in cash and in shares, during the first quarter of 2019. The remaining 60% of the Annual Variable Remuneration (40% in cash and 60% in shares) will be subject to compliance with a series of multi-year indicators and to the rest of the settlement and payment system conditions set out in the remuneration policy applicable to Senior Management, which includes malus and clawback arrangements and retention periods for shares.

As regards those members of the Senior Management who were appointed by resolution of BBVA’s Board of Directors on 20 December 2018 (5 members), their Annual Variable Remuneration for the 2018 year-end has been calculated in line with their former positions and functions, amounting in aggregate €633 thousand, being subject to the conditions set out in the remuneration policy to which they were entitled in their condition as risk taker.

At the time of drafting of these consolidated Annual Accounts none of these remunerations have been paid.

•	Deferred Annual Variable Remuneration of Senior Management for financial year 2015

Following year-end 2018, the deferred Annual Variable Remuneration of Senior Management for financial year 2015 has been determined, excluding executive directors, who held that position as at 20 December 2018 (15 members).

Thus, based on the result of each of the multi-year performance indicators set by the Board in 2015 to calculate the deferred portion of this remuneration, and in application of the corresponding scales of achievement and their corresponding targets and weightings, likewise approved by the Board, the deferred portion of the Annual Variable Remuneration for financial year 2015 has been adjusted downwards as a consequence of result of the TSR indicator, which scale has determined a 10% reduction in the deferred amount associated to this indicator. The final amount of the deferred portion of the Annual Variable Remuneration for financial year 2015 to be paid to Senior Management beneficiaries of such remuneration, if applicable conditions are met, after the corresponding adjustment in light of the result of the TSR indicator, has been determined in an amount of €2,936 thousand and 382,407 BBVA shares, which includes the corresponding updating.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

As regards those members of the Senior Management who were appointed by resolution of BBVA’s Board of Directors on 20 December 2018 (5 members) that were entitled to such deferred remuneration, their Annual Variable Remuneration for financial year 2015 has been calculated in line with their former positions and functions, amounting in aggregate €110 thousand and 14,203 BBVA shares, which includes the corresponding updating and being subject to the conditions set out in the remuneration policy to which they were entitled in their condition as a Group’s risk takers.

At the time of drafting of these consolidated Annual Accounts none of these remunerations have been paid.

•	Remuneration system with deferred delivery of shares for non-executive directors

BBVA has a remuneration system in shares with deferred delivery for its non-executive directors, which was approved by the General Shareholders’ Meeting held on 18 March 2006 and extended by resolutions of the General Shareholders’ Meetings held on 11 March 2011 and 11 March 2016 for an additional period of five years in each case.

This system involves the annual allocation to non-executive directors of a number of “theoretical shares” of BBVA equivalent to 20% of the total remuneration received in cash received by each director in the previous financial year. This is calculated according to the average closing prices of BBVA shares during the 60 trading sessions prior to the dates of the Annual General Shareholders’ Meetings that approve the corresponding financial statements for each financial year.

These shares will be delivered to each beneficiary, where applicable, after they leave their positions as directors for reasons other than serious breach of their duties.

The “theoretical shares” allocated in 2018 to each non-executive director beneficiaries of the remuneration system in shares with deferred delivery, corresponding to 20% of the total remuneration in cash received by each of them in 2017, are as follows:

	Theoretical shares allocated in 2018	Theoretical shares accumulated as at 31 December 2018
Tomás Alfaro Drake	10,367	83,449
José Miguel Andrés Torrecillas	12,755	36,565
Belén Garijo López	7,865	34,641
Sunir Kumar Kapoor	4,811	8,976
Carlos Loring Martínez de Irujo	11,985	98,876
Lourdes Máiz Carro	7,454	23,160
José Maldonado Ramos	11,176	78,995
Juan Pi Llorens	11,562	54,171
Susana Rodríguez Vidarte	12,425	104,983
Total (1)	90,400	523,816

(1)	In addition, in 2018, 10,188 “theoretical shares” were allocated to José Antonio Fernández Rivero, who stepped down as a director on 16 March 2018.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	Pension commitments

At the end of the 2018 financial year, the Bank has pension commitments in favour of the executive directors Carlos Torres Vila and José Manuel González-Páramo Martínez-Murillo to cover contingencies for retirement, disability and death, in accordance with the Bylaws, the Remuneration Policy for BBVA Directors and their respective contracts entered into with the Bank.

With regard to Carlos Torres Vila, the Remuneration Policy for BBVA Directors provides for a benefits framework according to which he is entitled, provided that he does not leave his position as Chief Executive Officer due to serious breach of duties, to receive a retirement pension when he reaches the legally established retirement age, in the form of capital or income. The amount of this pension shall result from the funds accumulated by the Bank up to December 2016 to cover the commitments under his previous benefits scheme, plus the sum of the annual contributions made by the Bank from 1 January 2017 to cover said pension, as well as the corresponding accumulated yields.

The amount set out in the Remuneration Policy for BBVA Directors as annual contribution to cover retirement benefit under the defined-contribution scheme for Carlos Torres Vila is €1,642 thousand.

15% of the aforementioned agreed annual contribution will be based on variable components and considered “discretionary pension benefits”, therefore subject to the conditions regarding delivery in shares, retention and clawback established in the applicable regulations, as well as any other conditions concerning variable remuneration that may be applicable in accordance with this Policy.

Should the contractual relationship be terminated before he reaches the retirement age for reasons other than serious breach of duties, the retirement pension due to Carlos Torres Vila upon reaching the legally established retirement age will be calculated based on the total contributions made by the Bank under the terms set out, up to that date, plus the corresponding accumulated yield, with no additional contributions to be made by the Bank from the time of termination.

With respect to the commitments to cover the contingencies for death and disability benefits for Carlos Torres Vila, the Bank will undertake the payment of the corresponding annual insurance premiums in order to top up the coverage the death and disability contingencies of his benefits system.

In line with the above, during the 2018 financial year, €1,896 thousand has been recorded to meet the benefits commitments for Carlos Torres Vila, amount which includes the contribution to the retirement contingency (€1,642 thousand) and to death and disability (€212 thousand), as well as €42 thousand corresponding to the adjustments made to the amount of “discretionary pension benefits” from 2017, as declared at 2017 year-end and which had to be registered in the accumulated fund in 2018. As a result, the total accumulated amount of the fund to meet retirement commitments with Carlos Torres Vila amounts to €18,581 thousand as at 31 December 2018.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

15% of the agreed annual contribution to retirement (€246 thousand) has been registered in 2018 as “discretionary pension benefits”. Following year-end 2018, this amount has been adjusted according to the criteria established to determine Carlos Torres Vila’s Annual Variable Remuneration for 2018. Accordingly, the “discretionary pension benefits” for the financial year have been determined in an amount of €245 thousand, which will be included in the accumulated fund for 2019, subject to the same conditions as the Deferred Component of Annual Variable Remuneration for 2018, as well as the remaining conditions established for these benefits in the Remuneration Policy for BBVA Directors.

In the case of José Manuel González-Páramo Martínez-Murillo, the pension system provided for in the Remuneration Policy for BBVA Directors establishes an annual contribution of 30% of his Annual Fixed Remuneration, to cover the contingency of his retirement, as well as the payment of the corresponding insurance premiums in order to top up the coverage of death and disability.

15% of the aforementioned agreed annual contribution will be based on variable components and considered “discretionary pension benefits”, therefore subject to the conditions regarding delivery in shares, retention and clawback established in the applicable regulations, as well as any other conditions concerning variable remuneration that may be applicable in accordance with this Policy.

José Manuel González-Páramo Martínez-Murillo, upon reaching retirement age, will be entitled to receive, in the form of capital or income, the benefits arising from contributions made by the Bank to cover pension commitments, plus the corresponding yield accumulated up to that date, provided he does not leave his position due to serious breach of duties. In the event of voluntary termination of contractual relationship by the director before retirement, the benefits will be limited to 50% of the contributions made by the Bank up to that date, as well as the corresponding accumulated yield, with no additional contributions to be made by the Bank upon termination.

With respect to the commitments to cover the contingencies for death and disability benefits for José Manuel González-Páramo Martínez-Murillo, the Bank will undertake the payment of the corresponding annual insurance premiums in order to top up the coverage the death and disability contingencies of his benefits system.

In line with the above, during the 2018 financial year, €405 thousand has been recorded to meet the benefits commitments for José Manuel González-Páramo Martínez-Murillo, amount which includes the contribution to the retirement contingency (€250 thousand) and to death and disability (€147 thousand), as well as €8 thousand corresponding to the adjustments made to the amount of “discretionary pension benefits” from 2017, as declared at 2017 year-end and which had to be registered in the accumulated fund in 2018. As a result, the total accumulated amount of the fund to meet retirement commitments with José Manuel González-Páramo amounts to €1,067 thousand as at 31 December 2018.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

15% of the agreed annual contribution to retirement (€38 thousand) has been registered in 2018 as “discretionary pension benefits”. Following year-end 2018, this amount has been adjusted according to the criteria established to determine José Manuel González-Páramo Martínez-Murillo’s Annual Variable Remuneration for 2018. Accordingly, the “discretionary pension benefits” for the financial year have been determined in an amount of €42 thousand, which will be included in the accumulated fund for 2019, subject to the same conditions as the Deferred Component of Annual Variable Remuneration for 2018, as well as the remaining conditions established for these benefits in the Remuneration Policy for BBVA Directors.

As of 31 December 2018 there are no other pension commitments undertaken in favour of other executive directors.

Likewise, during the 2018 financial year, €4,754 thousand has been recorded to meet the benefits commitments undertaken with members of the Senior Management, excluding executive directors, who held said position as at 20 December 2018 (15 members), amount which includes the contribution to the retirement contingency (€3,883 thousand) and to death and disability (€831 thousand), as well as €40 thousand corresponding to the adjustments made to the amount of “discretionary pension benefits” from 2017, as declared at 2017 year-end and which had to be registered in the accumulated fund in 2018. As a result, the total accumulated amount of the fund to meet retirement commitments with Senior Management amounts to €57,429 thousand as at 31 December 2018.

15% of the agreed annual contributions for members of Senior Management who held that position as at 20 December 2018 will be based on variable components and considered “discretionary pension benefits”, therefore subject to the conditions regarding delivery in shares, retention and clawback established in the applicable regulations, as well as any other conditions concerning variable remuneration that may be applicable in accordance with the remuneration policy applicable to members of Senior Management.

To this end, of the agreed annual contribution to retirement, an amount of €571 thousand has been registered in 2018 as “discretionary pension benefits”. Following year-end 2018, this amount has been adjusted according to the criteria established to determine the Annual Variable Remuneration of the Senior Management for 2018. Accordingly, the “discretionary pension benefits” for the financial year, corresponding to members of the Senior Management who held that position as at 20 December 2018, have been determined in an amount of €555 thousand, which will be included in the accumulated fund for 2019, subject to the same conditions as the Deferred Component of Annual Variable Remuneration for 2018, as well as the remaining conditions established for these benefits in the remuneration policy applicable to members of the Senior Management.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

During the 2018 financial year, €146 thousand has been recorded to meet the benefits commitments undertaken with the members of the Senior Management, excluding executive directors, who were appointed by BBVA’s Board of Directors on 20 December 2018 (five members), pursuant to the commitments made by the Bank with each of them in relation to their previous positions and functions, with such amount including both the contribution to retirement contingency(€97 thousand) as well as to death and disability (€49 thousand), with the fund accumulated to meet retirement commitments for this group amounting to a total of €1,713 thousand.

Termination of the contractual relationship

In accordance with the Remuneration Policy for BBVA Directors, the Bank has no commitments to pay severance payments to executive directors.

The contractual framework defined in the aforementioned Policy for Carlos Torres Vila and for the executive director José Manuel González-Páramo Martínez-Murillo, includes a post-contractual non-compete agreement for a period of two years after they cease as BBVA executive directors, in accordance to which they will receive remuneration from the Bank for an amount equivalent to one Annual Fixed Remuneration for each year of duration of the non-compete arrangement , which shall be paid periodically over the course of the two years, provided that they leave their positions as executive directors for reasons other than retirement, disability or serious breach of duties.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 13, 2019

	By:	/s/ Domingo Armengol Calvo
	Name:	Domingo Armengol Calvo
	Title:	Authorized representative